Exhibit 99.1

Execution Version

ZIJIN GOLD INTERNATIONAL COMPANY LIMITED

AND

ALLIED GOLD CORPORATION

ARRANGEMENT AGREEMENT

January 26, 2026

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TABLE OF CONTENTS

Article 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Interpretation not Affected by Headings	20

1.3	Number and Gender	20

1.4	Date for any Action and Computation of Time	20

1.5	Currency	20

1.6	Accounting Matters	20

1.7	Knowledge	20

1.8	Statutes	21

1.9	Disclosure Letter	21

1.10	Schedules	21

Article 2 THE ARRANGEMENT		21

2.1	Arrangement	21

2.2	Interim Order	21

2.3	Meeting	22

2.4	Circular	24

2.5	Final Order	26

2.6	Court Proceedings	26

2.7	Arrangement and Effective Date	26

2.8	Payment of Consideration	27

2.9	Announcement and Shareholder Communications	28

2.10	Withholding Rights	29

2.11	Equity-Based Incentive Awards and Convertible Debentures	29

2.12	Voting Agreements	29

2.13	Purchaser Guarantee	30

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Article 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		30

3.1	Representations and Warranties	30

3.2	Disclaimer	30

3.3	Survival of Representations and Warranties	30

Article 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		31

4.1	Representations and Warranties	31

4.2	Disclaimer	31

4.3	Survival of Representations and Warranties	31

Article 5 COVENANTS		31

5.1	Covenants of the Company Regarding the Conduct of Business	31

5.2	Covenants of the Company Relating to the Arrangement	37

5.3	Covenants of the Purchaser Relating to the Arrangement	39

5.4	Covenants Relating to Employment Matters	40

5.5	Regulatory Approvals	41

5.6	Certain Covenants Regarding Non-Solicitation	44

5.7	Access to Information; Confidentiality	49

5.8	Insurance and Indemnification	51

5.9	Notice and Cure Provisions	52

Article 6 CONDITIONS		53

6.1	Mutual Conditions Precedent	53

6.2	Additional Conditions Precedent to the Obligations of the Purchaser	53

6.3	Additional Conditions Precedent to the Obligations of the Company	54

6.4	Satisfaction of Conditions	55

6.5	Frustration of Conditions	55

Article 7 TERM, TERMINATION, AMENDMENT AND WAIVER		55

7.1	Term	55

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7.2	Termination	55

7.3	Termination Amount	58

7.4	Amendment	60

7.5	Waiver	60

Article 8 GENERAL PROVISIONS		61

8.1	Notices	61

8.2	Sovereign Immunity	62

8.3	Expenses	62

8.4	Governing Law; Venue; Service	62

8.5	Injunctive Relief	63

8.6	Time of Essence	63

8.7	Further Assurances	63

8.8	Entire Agreement	63

8.9	Successors and Assigns	63

8.10	No Liability	64

8.11	Severability	64

8.12	Third Party Beneficiaries	64

8.13	Rules of Construction	64

8.14	Counterparts, Execution	64

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of January 26, 2026

AMONG:

ZIJIN GOLD INTERNATIONAL COMPANY LIMITED, a corporation existing under the laws of Hong Kong (the “Purchaser”)

- AND -

ALLIED GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario (the “Company”)

RECITALS:

A.	The Parties wish to enter into a transaction providing for, among other things, the acquisition by the Purchaser of all of the Shares.

B.	The Parties intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the OBCA.

C.	The Board, having received the recommendation of the Special Committee and after consultation with its financial and legal advisors, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company and has resolved unanimously to recommend to the Shareholders that they vote in favour of the Arrangement Resolution.

THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement between the Company and a Person (other than the Purchaser or one or more of its Affiliates) that (a) contains confidentiality, standstill and non-solicitation restrictions that are no less restrictive than those contained in the Confidentiality Agreement, (b) includes other customary terms that are no less favourable in aggregate to the Company than those contained in the Confidentiality Agreement and (c) allows and does not restrict or prohibit the Company from disclosing to the Purchaser such agreement or information relating to such agreement or the negotiations with or information furnished to such Person and which does not otherwise conflict with, or restrict the Company from complying with, any of the terms of this Agreement (including Section 5.6 hereof);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its Subsidiaries, any inquiry, offer, proposal or expression of interest from any Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons (other than the Purchaser or one or more of its Affiliates) made after the date of this Agreement, whether or not in writing and whether or not delivered to Shareholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), directly or indirectly, through one or more transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (in each case determined based upon the most recent publicly available consolidated financial statements of the Company), or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or contribute 20% or more of the consolidated revenues of the Company and its Subsidiaries (in each case, determined based upon the most recent publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of the Company; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole (in each case determined based upon the most recent publicly available consolidated financial statements of the Company);

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“Affiliate” has the meaning given to it in NI 45-106, in force as of the date of this Agreement;

“Agbaou” means the Company’s 85% owned Agbaou Gold Project, located approximately 100 km south of Yamoussoukro, Côte d’Ivoire;

“Agbaou Technical Report” means the report prepared by Allan Earl, Matt Mullins, Gordon Cunningham, and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd in accordance with NI 43-101 with an effective date of July 5, 2023 titled “NI 43-101 Technical Report for the Agbaou Gold Project, Republic of Côte d’Ivoire”;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction Agreement” has the meaning given to it in Section 5.6(f);

“Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the fiscal years ended December 31, 2024, and December 31, 2023 (including any notes or schedules thereto and the auditor’s report thereon);

“Anti-Corruption Laws” has the meaning given to it in Section (ii)(i) of Schedule 3.1;

“Anti-Money Laundering Laws” has the meaning given to it in Section (jj) of Schedule 3.1;

“Arrangement” means the proposed arrangement of the Company under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, filing, ruling, grant, waiver, licence, registration, consent, right, notification, condition, exemption, franchise, qualification, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, directive, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Benefit Plans” means all health, dental, vision, hospital, drug, fringe, welfare, termination or severance, salary continuance, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive compensation, change of control, deferred compensation, share purchase, phantom share, share appreciation rights, equity or share-based compensation, disability, pension, retirement, supplemental retirement or pension, savings plans, and each other plan, program, policy, practice, arrangement, insurance policy or other Contract or employee compensation or benefit arrangement or agreement (including the Stock Option Plan, DSU Plan, PSU Plan or RSU Plan), whether written or oral, formal or informal, funded or unfunded, registered or unregistered, which are maintained by, sponsored, adopted, established or administered by, or otherwise contributed to or required to be contributed to by or on behalf of, or binding upon, the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries has any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with the Company or its Subsidiaries, or other individuals providing services to the Company or its Subsidiaries of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such Persons), excluding Statutory Plans;

“Board” means the board of directors of the Company as the same is constituted from time to time;

“Board Recommendation” has the meaning given to it in Section 2.4(c);

“Bonikro” means the Company’s 89.89% owned Bonikro Gold Project, comprised of two exploitation permits (Bonikro and Hiré) and two Dougbafla exploration permits, located approximately 100 km south of Yamoussoukro, Côte d’Ivoire;

“Bonikro Technical Report” means the report prepared by Allan Earl, Michael Andrew, Gordon Cunningham, and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd in accordance with NI 43-101 with an effective date of July 5, 2023 titled “NI 43-101 Technical Report for the Bonikro Gold Project, Republic of Côte d’Ivoire”;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic or national holiday in the Province of Ontario or the People’s Republic of China or Hong Kong;

“Canadian Competition Approval” means that, in connection with the transactions contemplated by this Agreement, either (a) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the Securities Act, together with all rules and regulations and published policies thereunder and all other applicable securities Laws of any province or territory of Canada;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning set forth in Section 7.2(a)(iii)(C);

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Collective Agreement” means any collective agreement, letter of understanding, memorandum of agreement, letter of intent, voluntary recognition agreement, commitment or written communication with any Union that has governed or is governing the terms and conditions of employment of any individual employed by the Company or any of its Subsidiaries;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Company” has the meaning given to it in the preamble to this Agreement;

“Company Change of Control Payments” has the meaning given to it in Section 2.8(a);

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by the Company and its Subsidiaries;

“Company Employee Bonuses” has the meaning given to it in Section 5.1(b)(xxix);

“Company Equity Incentive Payments” means the aggregate consideration payable to the holders of Options, DSUs, PSUs and RSUs in accordance with Sections 2.3(b), 2.3(d), 2.3(e) and 2.3(f) of the Plan of Arrangement;

“Company Lease” has the meaning given to it in Section (o)(i) of Schedule 3.1

“Competition Act” means the Competition Act (Canada);

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and the Company dated September 23, 2025;

“Consideration” means $44.00 per Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Control” of an entity shall mean, for purposes of the “Sanctioned Person” definition, that (a) a Person holds, directly or indirectly, 50% or more of the shares or ownership interests in the entity or 50% or more of the voting rights in the entity, (b) a Person that is able, directly or indirectly, to (i) appoint or remove, or has appointed or removed, a majority of the members of the entity’s board of directors or similar governing body, (ii) alter the powers of the entity’s board of directors or similar governing body, or (iii) change the composition or powers of the entity’s board of directors or (c) it is reasonable to conclude, having regard to all the circumstances, that a Person is able, directly or indirectly and through any means, to direct the entity’s activities;

“Convertible Debentures” means the Company’s 8.75% senior unsecured convertible debentures issued pursuant to the Debenture Indenture;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“COVID-19” means the coronavirus disease 2019, caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions thereof or any other virus or disease developing from or arising therefrom;

“Credit Facility” means the amended and restated credit agreement dated December 18, 2024, between, inter alios, the Company, as borrower, National Bank of Canada, as administrative agent, and the financial institutions from time to time party thereto, as lenders, as the same may be amended, supplemented, restated or otherwise modified from time to time;

“Data Room” means the information contained in the files, reports, data, documents and other materials relating to the Company and its Subsidiaries provided in the electronic data room hosted by the Company and made available to the Purchaser prior to the date hereof in connection with the transactions contemplated hereby;

“Debenture Consideration” has the meaning ascribed thereto in Section 2.3(g) of the Plan of Arrangement;

“Debenture Conversion Amount” means the number of Shares, rounded down to the nearest whole number, obtained by dividing the principal amount of a Convertible Debenture by the Debenture Conversion Price;

“Debenture Conversion Price” means the “Change of Control Conversion Price” as such term is defined in the Debenture Indenture and calculated in accordance with Section 2.4(l) of the Debenture Indenture;

“Debenture Indenture” means the indenture dated August 30, 2023, between the Company and Computershare Trust Company of Canada, as trustee;

“Depositary” means Computershare Trust Company of Canada or any other Person that the Company may appoint to act as depositary for the Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by the Company to the Purchaser in connection with the execution of this Agreement;

“Dissenting Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DSUs” means deferred share units issued under the DSU Plan;

“DSU Plan” means the Company’s deferred share unit plan dated September 7, 2023;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.7, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Employees” means the officers, employees, consultants and independent contractors of the Company and its Subsidiaries;

“Environmental Laws” means all applicable Laws relating to pollution or the protection or quality of the environment or to the Release of Hazardous Substances to the environment and all Authorizations issued pursuant to such Laws;

“Fairness Opinion” means the fairness opinion provided to the Board and to the Special Committee by Scotia Capital Inc. to the effect that, as of the date of such opinion, the Consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders;

“Financial Statements” means, together, the Annual Financial Statements and the Interim Financial Statements;

“Final Order” means the final order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE, the Hong Kong Stock Exchange and the Shanghai Stock Exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“Historic Title Opinions” has the meaning given to it in Section 1.1 of the Disclosure Letter;

“ICA Approval” means that: (a) the responsible Minister shall have sent a written notice pursuant to subsection 21(1) of the Investment Canada Act to the Purchaser stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under subsection 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the Investment Canada Act, to be satisfied that the transactions contemplated by this Agreement are of net benefit to Canada; and (b) more than 45 days shall have elapsed from the time that the Director of Investments under the Investment Canada Act has certified the application for review filed with the Minister in connection with the transactions contemplated by this Agreement as complete and the Minister has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act and the Minister shall not have issued an order under subsection 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received in relation to the transactions contemplated by this Agreement: (i) the notice referred to under paragraph 25.2(2)(a) or (b) of the Investment Canada Act, (ii) the notice referred to under paragraph 25.3(3)(a) of the Investment Canada Act, or (iii) a copy of an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indemnified Persons” has the meaning given to it in Section 5.8(b);

“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trademarks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Interim Financial Statements” means the unaudited consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2025, and September 30, 2024 (including any notes or schedules thereto);

“Interim Order” means the interim order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Key Regulatory Approvals” means the Regulatory Approvals listed in Schedule C and such other Regulatory Approvals as the Parties may from time to time determine are required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

“Key Third Party Consents” means those consents, waivers, permits, exemptions, orders, agreements, amendments, confirmations and approvals listed in Section 1.1 of the Disclosure Letter which are required to be delivered to or obtained by the Company from any Person (other than any Governmental Entity), including under any Contract, to proceed with or in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

“Kurmuk” means the Company’s 100% owned Kurmuk Property, located in Ethiopia, as described in the Kurmuk Technical Report, which will be owned as to 93% by the Company and 7% by the Ethiopian Government in accordance with the terms described in the Kurmuk Technical Report;

“Kurmuk JV Option” means the option of APM Investment Holdings Ltd. to receive payment from the Company, in either cash or Shares, as further described in the Company’s annual information form dated March 31, 2025, under the heading “Acquisition of Remaining Interest in Kurmuk”;

“Kurmuk Technical Report” means the report prepared by Allan Earl, Michael Andrew, Gordon Cunningham, and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd and Steve Craig of Orelogy Consulting Pty Ltd in accordance with NI 43-101 with an effective date of June 9, 2023, titled “NI 43-101 Technical Report for the Kurmuk Gold Project, Ethiopia”;

“Law” and “Laws” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Legal Proceedings” has the meaning given to it in Section 8.2;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, or other encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, affairs, operations, results of operations, assets (tangible or intangible), properties, financial condition or liabilities (whether absolute, accrued, contingent or otherwise) of the Company and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any event, change, occurrence, effect or state of facts be taken into account in determining whether there has been, a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the mining industry or the gold industry;

(b)	any change or development in global, national or regional political conditions, including in: (i) Canada or the United States; or (ii) the Federal Democratic Republic of Ethiopia, the Republic of Côte d’Ivoire or the Republic of Mali;

(c)	any outbreak or escalation or worsening thereof of hostilities or war or acts of terrorism or sabotage or any earthquake, flood or other natural disaster or general outbreaks of illness, disease, epidemic or pandemic (including COVID-19);

(d)	any change or development in currency exchange, interest or inflation rates or in general economic, business or regulatory conditions or in financial, credit, currency, securities or commodities markets, including in Canada, the United States, the Federal Democratic Republic of Ethiopia, the Republic of Côte d’Ivoire, the Republic of Mali or globally;

(e)	any change (on a current or forward basis) in the price of gold;

(f)	any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any change in IFRS or changes in applicable regulatory accounting requirements or that result from any action taken for the purpose of complying with any of the foregoing;

(h)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein (provided that this clause shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated herein);

(i)	compliance with the terms of, or the taking of any actions or omission to take any action expressly contemplated by, this Agreement;

(j)	any actions taken (or omitted to be taken) that the Purchaser has requested or consented to;

(k)	any failure by the Company to meet any analysts’ estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the causes, facts or occurrences giving rise to or contributing to such failures may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

(l)	any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company trade (it being understood that the causes, facts or occurrences giving rise to or contributing to such change or suspension may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

provided that, (i) with respect to clauses (a) through and including (g), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or its Subsidiaries operate, and; (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party: (a) that if terminated or modified or if it ceased to be in effect, would have a Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$5 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of US$5 million or that is material to the business or to an operation of the Company and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in, or formation, operation or governance of any partnership or joint venture or similar arrangement with any Person that is not a Subsidiary of the Company; (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$5 million; (f) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$5 million over the next 12 months of the Contract; (g) that limits or restricts the ability of the Company or its Subsidiaries to engage in any line of business or to carry on or operate in any geographic area or the scope of Persons to or with whom the Company or any of its Subsidiaries or any of their respective Affiliates may sell products, deliver services or conduct business; (h) that is a Collective Agreement; (i) that restricts a Subsidiary of the Company from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, offtake, metal pre-payment or similar agreement that has a value in excess of US$5 million; (k) that relates to an acquisition or divestiture for value in excess of US$5 million; (l) that is an agreement with a Governmental Entity; (m) creates an exclusive dealing arrangement or right of first offer or refusal; (n) relating to any swaps, hedges, derivatives, forward sales contracts or other similar financial instruments; (o) restricts the Company or any of is Subsidiaries from incurring indebtedness or creating any Lien on any of its properties or assets; or (p) is otherwise material to the Company and its Subsidiaries on a consolidated basis;

“material fact” and “material change” have the meanings given to them in the Securities Act;

“Material Properties” means Sadiola, Kurmuk, Agbaou and Bonikro;

“Material Subsidiaries” means Allied Gold Corp, Allied Gold Corp ET 2 Corp, APM Ethiopia Ltd., Kurmuk Gold Mine PLC, Golden Eye Resources, Allied Gold ML Corp, Allied Gold Mali Limited, Societe d’Exploiation des Mines d’Or de Sadiola SA, Afrique Gold, Bonikro Gold Mine SA, Allied Gold CDI Corp, Allied Gold Cayman, and Agbaou Gold Operations SA;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order and this Agreement to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Parties in accordance with the terms of the Arrangement Agreement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mineral Rights” has the meaning given to it in Section (n)(ii) of Schedule 3.1;

“Minister” means the person defined as the “Minister” under section 3 of the Investment Canada Act;

“misrepresentation” has the meaning given to it in the Securities Act;

“Modern Slavery Laws” means all Laws regarding the importation of goods made in whole or in part by forced labour or child labour or the provision or use of slavery, servitude and forced or child labour or human trafficking as those terms are defined in section 2 of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada) (“Supply Chains Act”), including under the Supply Chains Act tariff code 9897.00.00.00 of the Customs Tariff Act (Canada), the Customs Act (Canada) and any similar Laws of Canada or any other applicable jurisdiction;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 62-104” means National Instrument 62-104 – Take-over Bids and Issuer Bids;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“Nomad Stream” means the metal stream with respect to Bonikro arising under the amended and restated purchase and sale agreement (gold) dated August 14, 2024, between, among others, Allied Gold Services Inc., as seller, and Nomad Royalty Company Ltd., as purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time;

“NYSE” means The New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Observer” has the meaning given to it in Section 5.7(b);

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control;

“OFSI” shall mean the Office of Financial Sanctions Implementation of His Majesty’s Treasury;

“Options” means options to purchase Shares granted under the Stock Option Plan;

“Order” or “Orders” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business” or any similar reference means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such Person and for greater certainty, including any action required to be taken by the Company to comply with applicable Law;

“Outside Date” means May 29, 2026 or such later date as may be agreed to in writing by the Parties; provided that if (a) the Effective Date has not occurred by May 29, 2026 as a result of the failure to satisfy the condition set forth in Section 6.1(d) and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity; and (b) all other conditions in Section 6.1, 6.2 and 6.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time, or, to the extent permitted by applicable Law, waived), then such date shall be automatically extended by two months on up to two occasions (or until such other time as may be agreed in writing by the Parties); provided further that, notwithstanding the foregoing, neither the Purchaser nor the Company shall be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(d) is primarily the result of the breach by such Party of its representations and warranties set forth in this Agreement or its failure to comply with its covenants herein;

“Owned Real Property” has the meaning given to it in Section (o)(i) of Schedule 3.1;

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them, as the context requires;

“Permitted Liens” means any one or more of the following Liens:

(a)	Liens or deposits for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles; provided that the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)	Liens and charges incidental to construction or current operations including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, contractors’, workers’, suppliers’, subcontractors’, construction and other like Liens arising by operation of applicable Law, which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)	municipal by-laws, regulations, ordinances, zoning laws, building or land use restrictions and other limitations as to the use of real property imposed by any Governmental Entity having jurisdiction over real property;

(d)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities or properties in or on which the Company or any of its Subsidiaries conduct their business; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights: (i) were not incurred in connection with any indebtedness; and (ii) do not or would not, individually or in the aggregate, have a material adverse effect on the use or value of such assets or materially impair or add material cost to the use of the subject property;

(e)	Liens incurred, created and granted in the ordinary course of business to a utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets; provided that such Liens are not filed or registered against title or relate to costs and expenses for which payment is not due or delinquent;

(f)	any minor encroachments by any structure located on the Company Assets, onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto such assets; provided that such Liens do not materially adversely affect the use or value of such assets or otherwise materially impair business operations at the affected properties;

(g)	easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables; provided that such Liens: (i) have been complied with in all material respects and do not materially adversely impact the use or value of such property; and (ii) arise in the ordinary course of business;

(h)	any reservations, exceptions, limitations, provisos and conditions contained in the original grant or patent from any Governmental Entity (including the reservation of any mines and minerals in a Governmental Entity or in any other Person), as same may be varied by statute; provided that they do not materially affect the use or value of the property subject thereto;

(i)	statutory Liens incurred or pledges or deposits made in the ordinary course of business to secure the performance of obligations of any Party under Environmental Laws to which any assets of such Party are subject;

(j)	undetermined or inchoate Liens and charges arising under Law which have not at the time been filed or registered in accordance with Law or for which written notice has not been duly given in accordance with Law or which, although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under applicable worker’s compensation, employment insurance and other social security legislation; and

(k)	any other Liens listed in Section 1.1 of the Disclosure Letter;

“Person” includes any individual, partnership, association, body corporate, company, corporation, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Pre-Closing Company Equity Incentive Payments” has the meaning given to it in Section 2.8(b);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court, tribunal, commission or other Governmental Entity or private arbitrator(s);

“Process Agent” has the meaning given to it in Section 8.4;

“PSUs” means performance share units issued under the PSU Plan;

“PSU Plan” means the Company’s performance share unit plan dated September 7, 2023;

“Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by the Company pursuant to Canadian Securities Laws or the U.S. Exchange Act since May 1, 2023 and on or before the Business Day immediately prior to the date hereof which are publicly available;

“Purchaser” has the meaning given to it in the preamble to this Agreement;

“Purchaser Governmental Approvals” means the approvals required to be obtained from (i) the National Development and Reform Commission of the People’s Republic of China,(ii) the Ministry of Commerce of the People’s Republic of China, and (iii) the Hong Kong Stock Exchange in order for the Purchaser to complete the transactions contemplated by this Agreement;

“Purchaser Response Period” has the meaning given to it in Section 5.6(f)(v);

“Real Property Interests” has the meaning given to it in Section (n)(i) of Schedule 3.1;

“Regulatory Approvals” means those sanctions, rulings, consents, Orders, waivers, exemptions, Authorizations and other approvals of (including the expiry, waiver, termination or lapse, without objection, of a waiting period or prescribed time imposed by Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entities in each case required in relation to or applicable to the completion of the transactions contemplated hereby, including the Key Regulatory Approvals and the Purchaser Governmental Approvals, but excluding the Interim Order and the Final Order;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the environment;

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“RSUs” means restricted share units issued under the RSU Plan;

“RSU Plan” means the Company’s restricted share unit plan dated September 7, 2023;

“Sadiola” means the Company’s 80% owned Sadiola Gold Project, located in the Republic of Mali, West Africa, as described in the Sadiola Technical Report;

“Sadiola Technical Report” means the report prepared by Allan Earl, Matt Mullins, Gordon Cunningham, and Peter Theron of Snowden Optiro, a business unit of Datamine Australia Pty Ltd in accordance with NI 43-101 with an effective date of June 12, 2023, titled “NI 43-101 Technical Report for the Sadiola Gold Project, Mali”;

“Sanctioned Person” shall mean any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the United States Department of State, the United Nations Security Council, Canada, the European Union, any European Union member state or the the United Kingdom of Great Britain and Northern Ireland (including OFSI); (b) any Person operating, located, organized or resident in a Sanctioned Territory, or (c) any Person directly or indirectly owned (50% or more) or Controlled by, or acting for or on behalf of, or at the direction of, any such Person or Persons described in the foregoing clauses (a) or (b);

“Sanctioned Territory” shall mean, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine and the non-government controlled areas of Ukraine in the oblasts of the Kherson and Zaporizhzhia regions);

“Sanctions” shall mean any economic or financial sanctions, or embargoes imposed, administered, or enforced from time to time by the United States (which, for greater certainty, does not include any trade restrictions imposed under the Uyghur Forced Labor Prevention Act), the United Nations Security Council, Canada (including Global Affairs Canada and Public Safety Canada), the European Union, any European Member state, the United Kingdom of Great Britain and Northern Ireland (including OFSI), the People’s Republic of China, or any other relevant sanctions authority;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means, collectively, the securities commission or securities regulatory authorities in Canada and the SEC;

“Securities Laws” means, collectively, the applicable securities Laws of Canada and the United States and the respective regulations and rules made under those securities Laws together with all applicable published policy statements, instruments, notices, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement;

“Securityholder” means a holder of one or more of the Securities;

“SEDAR+” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as SEDAR+ at www.sedarplus.ca;

“Shareholder Approval” has the meaning given to it in Section 2.2(c);

“Shareholders” means the record and/or beneficial holders of the Shares, as the context requires;

“Shares” means the common shares in the authorized share capital of the Company;

“Special Committee” means the special committee of independent members of the Board formed in relation to the proposal to effect the transactions contemplated by this Agreement;

“Statutory Plans” means statutory benefit plans maintained by a Governmental Entity which the Company or any of its Subsidiaries is required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

“Stock Option Plan” means the Company’s stock option plan, last approved by Shareholders on September 7, 2023;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of this Agreement;

“Superior Proposal” means a bona fide written Acquisition Proposal to acquire not less than 100% of the outstanding Shares (other than the Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the consolidated assets of the Company and its Subsidiaries made after the date of this Agreement from a Person, or group or Persons, who is or are at arm’s length to the Company: (a) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting reasonably and in good faith (after consultation with its financial and legal advisors) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (b) that is not subject to a due diligence or access condition; (c) that is reasonably capable of being consummated in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (d) that complies with applicable Securities Laws; and (e) in respect of which the Board determines in good faith, having received the recommendation of the Special Committee and after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal and all factors and matters considered appropriate in good faith by the Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (after giving effect to any adjustment to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 5.6(g));

“Supporting Shareholders” means each of the directors and senior officers of the Company that hold Shares as of the date hereof;

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, fees, premiums, assessments, imposts, levies, tariffs, charges or obligations of the same or similar nature, however denominated, imposed assessed or collected by any Governmental Entity, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and workers’ compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, claims for refunds, forms, statements and other documents (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, in each case made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Technical Reports” means, collectively, the Kurmuk Technical Report, the Agbaou Technical Report, the Bonikro Technical Report and the Sadiola Technical Report;

“Termination Amount” means $220,000,000;

“Termination Event” has the meaning given to it in Section 7.3(b);

“Terms and Conditions” has the meaning given to it in Section 5.5(j);

“Third Party Beneficiaries” has the meaning given to it in Section 8.12;

“Triple Flag Stream (Agbaou)” means the metals stream with respect to Agbaou arising under the metals purchase and sale agreement dated as of August 7, 2024 between, among others, Allied Gold Services Inc., as seller, and Triple Flag International Ltd., as purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time;

“Triple Flag Stream (Bonikro)” means the metals stream with respect to Bonikro arising under the metals purchase and sale agreement dated as of August 7, 2024 between, among others, Allied Gold Services Inc., as seller, and Triple Flag International Ltd., as purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time;

“TSX” means the Toronto Stock Exchange;

“Union” means any trade or labour union, council of trade unions, employee bargaining agency or affiliated bargaining agent;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal and state securities laws;

“Voting Agreements” means the voting agreements dated the date hereof and made between the Purchaser and Supporting Shareholders setting forth the terms and conditions on which the Supporting Shareholders have agreed, among other matters, to vote their Shares in favour of the Arrangement Resolution;

“Wilful Breach” means a breach of any covenant or agreement set forth in this Agreement that is a consequence of an act, or failure to act, undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, would result, or would reasonably be expected to result, in such breach under this Agreement; and

“WPMI Stream” means the metals stream with respect to Kurmuk arising under the precious metals purchase and sale agreement dated as of December 5, 2024 among Allied Gold Services Inc., as seller, the Company, as guarantor and Wheaton Precious Metals International Ltd., as purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time.

1.2	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. When computing any period of time hereunder, such period of time shall begin on the day following the event that began the period and shall end on the last day of the period, if the last day of the period is a Business Day, or on the next succeeding Business Day, if the last day of the period is not a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada, “$” refers to Canadian dollars and “US$” refers to U.S. dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company and its Subsidiaries shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company and its Subsidiaries required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of the Company” means the actual knowledge of any of (i) Peter Marrone, Chairman and Chief Executive Officer, (ii) Jason Leblanc, Chief Financial Officer, (iii) Gerardo Fernandez, Chief Development Officer and (iv) Sofia Tsakos, Chief Legal Officer and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of the Company or its Subsidiaries).

1.8	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Disclosure Letter

The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Purchaser to refrain from disclosing the information for confidentiality or other purposes, (ii) it is disclosed by a Party to a Representative of such Party in accordance with the terms of the Confidentiality Agreement, or (iii) the Purchaser needs to disclose it in order to enforce its rights under this Agreement.

1.10	Schedules

The following schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of the Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule 3.1	-	Representations and Warranties of the Company
Schedule 4.1	-	Representations and Warranties of the Purchaser

Article 2
THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following execution of this Agreement, but in any event no later than March 13, 2026, the Company shall apply to the Court, in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 182 of the OBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	for the confirmation of the record date for the Meeting for the purposes of determining the Shareholders entitled to notice of and to vote at the Meeting in accordance with the Interim Order;

(c)	that the requisite approval for the Arrangement Resolution shall be (i) 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting voting together as a single class; and (ii) if required by MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting voting together as a single class, excluding for this purpose any votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, in each case as modified by the Interim Order (collectively, the “Shareholder Approval”);

(d)	that the Meeting may be adjourned or postponed from time to time by the Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Law or the Court;

(f)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of the Company, including quorum requirements and other matters, shall apply in respect of the Meeting;

(g)	for the grant of the Dissent Rights to registered holders of the Shares as set forth in the Plan of Arrangement;

(h)	that each Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j)	that the Meeting may be an entirely virtual meeting or hybrid meeting whereby Shareholders may join virtually; and

(k)	for such other matters as the Company or the Purchaser may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.3	Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.3(b)) the Interim Order, the Company shall:

(a)	duly take all lawful action to call, give notice of, convene and conduct the Meeting in accordance with its constating documents, the Interim Order and applicable Laws to vote upon the Arrangement and the Company shall schedule the Meeting as soon as reasonably practicable after the date hereof; provided that, subject to Section 2.3(e), the Meeting shall be scheduled on a date that is mutually agreed upon by the Parties, each acting reasonably, and in no event shall the Meeting be held later than April 14, 2026;

(b)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Shareholders entitled to receive notice of, and the Shareholders entitled to vote at, the Meeting and give notice to the Purchaser of the Meeting;

(c)	except as otherwise expressly contemplated or permitted by this Agreement, not propose or submit for consideration at the Meeting any business other than the Arrangement Resolution without the Purchaser’s prior written consent, such consent not to be unreasonably withheld;

(d)	allow the Purchaser and the Purchaser’s representatives and legal counsel to attend the Meeting;

(e)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Meeting without the Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed, except:

(i)	as required for quorum purposes (in which case the Meeting shall be adjourned or postponed and not cancelled), by Law or by a Governmental Entity; or

(ii)	as otherwise expressly required or permitted under this Agreement;

(f)	use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution and, if applicable, against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution and, if applicable, against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement; provided that the Company shall not be required to continue to solicit proxies including via such proxy solicitation services firms if there has been a Change in Recommendation;

(g)	provide the Purchaser with copies of or access to material information regarding the Meeting generated by any dealer or proxy solicitation services firm engaged by the Company, as reasonably requested from time to time by the Purchaser;

(h)	promptly advise the Purchaser at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Meeting as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(i)	(i) promptly (and in any event within 24 hours after receipt thereof) advise the Purchaser of any written or oral communication from any Shareholder or other Person in opposition to the Arrangement (except for non-substantive communications from any Shareholder that beneficially owns, or has direction or control over, less than 1% of the outstanding Shares (provided that communications from such Shareholder are not substantive in the aggregate)), and/or any purported exercise or withdrawal by any Shareholder to the Company of Dissent Rights; and (ii) provide the Purchaser with a reasonable opportunity to review and comment on any written communication sent by or on behalf of the Company to any such Person

(j)	not settle or compromise or agree to settle or compromise any purported exercise of Dissent Rights, or make any payments or agree to make any payments with respect to Dissent Rights, without the prior written consent of the Purchaser;

(k)	not change the record date for the Shareholders entitled to vote at the Meeting (including in connection with any adjournment or postponement of the Meeting) unless required by Law or by a Governmental Entity; and

(l)	subject to compliance with Applicable Laws, at the reasonable request of the Purchaser from time to time, promptly provide the Purchaser with (i) a list (in both written and electronic form) of registered Shareholders, together with their addresses and respective holdings of the Shares, and (ii) a list of participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC (as applicable), and non-objecting beneficial owners of the Shares, together with their addresses and respective holdings of the Shares, and the Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Shareholders as the Purchaser may reasonably request.

2.4	Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, the Company shall prepare the Circular together with any other documents required by applicable Laws in connection with the Meeting; and, as promptly as reasonably practicable after obtaining the Interim Order, file the Circular in all jurisdictions where the same is required to be filed and mail the Circular to each of the Shareholders and any other Person as required under applicable Laws and by the Interim Order (including holders of Options, DSUs, PSUs, RSUs and Convertible Debentures), in each case, so as to permit the Company to comply with Section 2.2(a).

(b)	The Company shall use reasonable best efforts to ensure that the Circular complies in all material respects with all applicable Laws and the Interim Order and contains sufficient detail to permit the Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Meeting, and, without limiting the generality of the foregoing, shall ensure that the Circular will not contain any misrepresentation (except that the Company shall not be responsible for any information included in the Circular relating to the Purchaser and its Affiliates that was provided by Purchaser expressly for inclusion in the Circular pursuant to Section 2.4(d).

(c)	The Circular shall: (i) include a copy of the Fairness Opinion; (ii) state that the Board has received the Fairness Opinion and, subject to Section 5.6, has unanimously determined, after receiving legal and financial advice, that the Consideration to be received by the Shareholders is fair, from a financial point of view, to the Shareholders and that the Arrangement and entry into this Agreement is in the best interests of the Company; (iii) subject to Section 5.6, contain the unanimous recommendation of the Board to the Shareholders that they vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iv) include statements that each of the Supporting Shareholders has signed a Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Shares in favour of the Arrangement Resolution.

(d)	The Purchaser shall, and shall cause its officers and directors to, cooperate with the Company in connection with the preparation of the Circular, including promptly providing the Company with all information regarding the Purchaser and its Affiliates, as required by applicable Laws for inclusion in the Circular or in any amendments or supplements to such Circular. The Purchaser shall ensure that such information does not include any misrepresentation concerning the Purchaser and its Affiliates, and will indemnify the Company for all claims, losses, costs and expenses incurred by the Company in respect of any such misrepresentation contained in any information solely regarding the Purchaser and its Affiliates included in the Circular that was provided in writing by the Purchaser expressly for inclusion in the Circular pursuant to this Section 2.4(d).

(e)	Notwithstanding the foregoing, prior to mailing the Circular (or any amendment or supplement thereto), the Company will (i) provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith including in such document all comments reasonably and promptly proposed by the Purchaser, provided that all information relating solely to the Purchaser or any of its Affiliates included in the Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(f)	Each Party shall promptly notify the other Parties if it becomes aware that the Circular contains any misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Securityholders and if required by the Court or by Law, file the same with the Canadian Securities Authorities and any other Governmental Entity as required.

(g)	The Company shall (i) promptly advise the Purchaser of any material communication received by the Company or any of its Representatives from the TSX, the NYSE, any Securities Commissions, or any other Governmental Entity in connection with the Circular; (ii) give the Purchaser and its Representatives reasonable opportunity to review and comment upon drafts of any material response to such material correspondence, and will give reasonable consideration to any comments made by them, prior to submitting any response to the TSX, NYSE, any Securities Commissions or any other Governmental Entity; and (iii) promptly provide the Purchaser with copies of all material correspondence between the Company or any of its Representatives, on the one hand, and the TSX, NYSE, any Securities Commissions or any other Governmental Entity, on the other hand, with respect to the Circular.

2.5	Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is approved by the Shareholders at the Meeting as provided for in the Interim Order and as required by applicable Law; the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA as soon as reasonably practicable after the approval of the Arrangement Resolution at the Meeting (but in any event not later than five Business Days thereafter, except with the approval of the Purchaser).

2.6	Court Proceedings

Subject to the terms of this Agreement, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and Final Order, and the Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by the Purchaser in connection therewith. The Company shall provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments; provided that all information relating solely to the Purchaser and its Affiliates included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require the Purchaser to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Purchaser and its legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company or its Representatives in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to the Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.7	Arrangement and Effective Date

(a)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(b)	The Company shall file the Articles of Arrangement with the Director, and the Effective Date shall occur, on the date upon which the Company and the Purchaser agree in writing as the Effective Date or, in the absence of such agreement, on the date that is seven Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding Section 6.3(c) and any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist). The Certificate of Arrangement shall be conclusive evidence that the Arrangement (and the Articles of Arrangement) has become effective at the Effective Time on the Effective Date and, from and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law.

(c)	The closing of the Arrangement will occur through the electronic exchange of documents and other closing deliverables on the Effective Date in Toronto, Ontario at the Effective Time, or at such other time and place and by such other method as may be agreed to by the Parties.

2.8	Payment of Consideration

(a)	The Parties acknowledge and agree that one Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date), the Company will pay: (i) all change in control (or a term of similar import), change of control, severance, termination or other compensation payments and employment and severance obligations of the Company or any of its Subsidiaries to the Senior Executives, in each case in accordance with the terms of the relevant Senior Executives’ employment agreements in effect as at the date of this Agreement, the particulars of which are set forth in Section 2.8(a) of the Disclosure Letter (collectively, the “Company Change of Control Payments”); (ii) the Company Employee Bonuses; and (iii) the Pre-Closing Company Equity Incentive Payments.

(b)	At least ten Business Days prior to the Effective Date, the Company shall provide written notice to the Purchaser indicating the amount of the Company Equity Incentive Payments that the Company will pay on the last Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date) (such aggregate amount, the “Pre-Closing Company Equity Incentive Payments”); provided, however, that the Company shall be required to pay all, and not less than all, of the entire amount of the Company Equity Incentive Payments on the last Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date) unless, and only to the extent that, the Company does not have sufficient funds available to satisfy the Company Equity Incentive Payments in full, as demonstrated to the satisfaction of the Purchaser acting reasonably, in which case the Company shall pay the maximum amount of the Company Equity Incentive Payments that it is reasonably able to pay based on its available funds at such time and the Purchaser shall pay the Remaining Company Equity Incentive Payments in accordance with Section 2.8(d). The Parties acknowledge and agree that on the basis of the transactions contemplated pursuant to the Arrangement Agreement, the Company Equity Incentive Payments shall not exceed the aggregate amount set out in Section 2.8(b) of the Disclosure Letter.

(c)	On the last Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date), the Company shall: (i) pay all of the Company Employee Bonuses, the Company Change of Control Payments and the Pre-Closing Company Equity Incentive Payments; and (ii) deliver evidence, in form satisfactory to the Purchaser, acting reasonably, of the payments described in clause (i) of this Section 2.8(c).

(d)	The Purchaser shall, following receipt by the Company of the Final Order but at least one Business Day prior to the Effective Date, provide or cause to be provided to the Depositary sufficient funds, to be held in escrow (on terms and conditions satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy: (i) the aggregate Consideration payable to the Shareholders; (ii) the Debenture Consideration payable to holders of Convertible Debentures pursuant to Section 2.3(c) of the Plan of Arrangement (prior to any applicable withholdings); and (iii) the amount, if any, by which the Company Equity Incentive Payments exceeds the Pre-Closing Company Equity Incentive Payments (the “Remaining Company Equity Incentive Payments”).

(e)	The Parties acknowledge and agree that the Debenture Conversion Price shall be calculated in a manner consistent with the illustrative calculation of the “Change of Control Conversion Price” prepared in accordance with Section 2.4(l) of the Debenture Indenture, as set forth in Schedule 2.8(e) of the Disclosure Letter.

2.9	Announcement and Shareholder Communications

The Company and the Purchaser, jointly, shall publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Purchaser and the Company, the text and timing of each such announcement to be approved by the Purchaser and the Company in advance, acting reasonably. The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to Securityholders regarding the transactions contemplated by this Agreement. Neither the Purchaser, nor the Company shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not prohibit any Party from making any disclosure required by applicable Laws or expressly permitted by this Agreement, and if such disclosure is so required or permitted, the Party making such disclosure shall use commercially reasonable efforts to provide the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not possible, to give such notice immediately following the making of such disclosure. The Party making disclosure shall give reasonable consideration to any comments made by the other Party. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to its employees or having discussions with its shareholders and financial analysts and other stakeholders regarding this Agreement or the Arrangement or from making reference to this Agreement and the transactions contemplated hereby in ordinary course public filings required under applicable Securities Laws so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the prior public disclosures made by such Party and complies with Section 5.6. The restrictions set forth in this Section 2.9 shall not apply to any release or public statement in connection with any dispute between the Parties regarding this Agreement or the transactions contemplated hereby or a Change in Recommendation.

The Parties consent to this Agreement and forms of Voting Agreements being filed on SEDAR+, EDGAR and the Hong Kong Stock Exchange, as applicable, subject to any redactions permitted under Securities Laws that are agreed to between the Parties acting reasonably.

2.10	Withholding Rights

Subject to compliance with Section 7.3(d), the Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amount otherwise payable, issuable or otherwise deliverable to any Person under the Plan of Arrangement or this Agreement (including any payment to Securityholders or Dissenting Shareholders), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under the Tax Act or any provision of any other Law. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement or the Plan of Arrangement as having been paid or delivered to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

2.11	Equity-Based Incentive Awards and Convertible Debentures

(a)	The Company shall take all reasonable steps as may be necessary or desirable to facilitate the surrender, settlement, termination and/or cancellation of all outstanding Options, DSUs, PSUs, RSUs and Convertible Debentures in accordance with the terms of the Plan of Arrangement and the Stock Option Plan, DSU Plan, PSU Plan, RSU Plan and Debenture Indenture, as applicable. The Parties acknowledge that the outstanding Options, DSUs, PSUs, RSUs and Convertible Debentures shall be treated in accordance with Section 2.3 of the Plan of Arrangement.

(b)	The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the Parties’ taxable income under the Tax Act, and the Company shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Options, and (ii) provide evidence in writing of such election to holders of Options, it being understood that holders of Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Options.

2.12	Voting Agreements

The Company has, concurrently with the execution of this Agreement, delivered to the Purchaser each of the Voting Agreements which have been duly executed and delivered by each of the Supporting Shareholders.

2.13	Purchaser Guarantee

In the event that this Agreement is assigned by the Purchaser to a Permitted Assignee pursuant to Section 8.9(b): (a) the Purchaser unconditionally and irrevocably guarantees in favour of the Company, as principal and not as surety, the due and punctual performance (and, where applicable, payment) by the Permitted Assignee (and its successors and permitted assigns) of each of the Purchaser’s obligations and liabilities under this Agreement and the Plan of Arrangement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time in accordance with their respective terms, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting the Permitted Assignee or any successor or permitted assignee, including providing the Depositary under Section 2.8 with the aggregate Consideration to be paid to the Shareholders and the Debenture Consideration to be paid to holders of Convertible Debentures pursuant to Section 2.3(c) of the Plan of Arrangement, and payment of the aggregate consideration to be paid to holders of the Options, DSUs, PSUs and RSUs, and all related or other fees and expenses for which the Purchaser is responsible under the terms of this Agreement (all in accordance with the terms hereof), provided that in no event shall the Purchaser’s obligations under this Section 2.13 exceed the Permitted Assignee’s obligations and liabilities under this Agreement and the Plan of Arrangement; and (b) the Purchaser agrees that the Company shall not have to proceed first against the Permitted Assignee in respect of any such matter before exercising its rights under this guarantee against the Purchaser and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as set forth in the Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to the Purchaser that the representations and warranties set forth in Schedule 3.1 hereto are true and correct as of the date of this Agreement and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

3.2	Disclaimer

The Purchaser agrees and acknowledges that, except as set forth in this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to the Company, its Subsidiaries, their businesses, their past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties

The Purchaser represents and warrants to the Company that the representations and warranties set forth in Schedule 4.1 hereto are true and correct as of the date of this Agreement and acknowledge that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

4.2	Disclaimer

The Company agrees and acknowledges that, except as set forth in this Agreement, the Purchaser does not make any representation or warranty, express or implied, at law or in equity, with respect to the Purchaser, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as set out in Section 5.1 of the Disclosure Letter, as expressly contemplated or permitted by this Agreement, as required by applicable Law or a Governmental Entity (including the calling and holding of the Company’s annual general meeting, if and as required), or unless the Purchaser shall otherwise consent in writing, such consent not to be unreasonably withheld, delayed or conditioned:

(a)	the Company shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses in the ordinary course of business and in accordance with applicable Laws; and (ii) use commercially reasonable efforts to preserve intact its and their present business, operations, organization, goodwill, business relationships and assets (including any Authorizations related to the Material Properties, Mineral Rights and Real Property Interests);

(b)	without limiting the generality of Section 5.1(a), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class of securities of the Company or any of its Subsidiaries, except for any such action taken solely between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company;

(iii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber, any Shares or other equity or voting interests of the Company or any of its Subsidiaries or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Shares or other equity or voting interests of the Company or any of its Subsidiaries (including, for greater certainty, Options, DSUs, PSUs, RSUs or Convertible Debentures), other than pursuant to the exercise or settlement (as applicable) of the Options, DSUs, PSUs RSUs and Convertible Debentures that are outstanding as of the date of this Agreement in accordance with their respective terms;

(iv)	sub divide, split, combine or reclassify any outstanding Shares or other equity securities of the Company or any of its Subsidiaries;

(v)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Shares or other equity securities of the Company or any of its Subsidiaries other than purchases of Shares in satisfaction of payment of the exercise price or tax withholdings upon the exercise or vesting of outstanding Options, DSUs, PSUs or RSUs in accordance with their respective terms;

(vi)	amend the terms of any securities of the Company or any of its Subsidiaries;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(ix)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company or any of its Subsidiaries (including any interest in the Material Properties, any Real Property Interests, any Mineral Rights, any Authorizations related to the Material Properties or any rights under a Material Contract), other than (A) sales and dispositions in the ordinary course of business, (B) Permitted Liens, (C) encumbrances and Liens that are incurred in the ordinary course of business, (D) sales of securities held for investment purposes, or (E)) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$5 million;

(x)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital or loans (other than to Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than such investments that do not exceed in the aggregate US$5 million;

(xi)	incur any indebtedness for borrowed money, or assume or otherwise become liable, in one transaction or in a series of transactions, with respect to any indebtedness for borrowed money or guarantees thereof, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except (A) between the Company and its Subsidiaries or between the Company’s Subsidiaries, (B) for borrowings under the Credit Facility (subject to the prior written consent of the Purchaser, such consent not to be unreasonably withheld), or (C) in connection with financial assurances or other guarantees in respect of industry standard environmental reclamation obligations required by applicable Law (provided that, in the case of (B), the Company shall provide prior written notice to the Purchaser);

(xii)	make any loan or advance to any Person, other than to the Company or a Subsidiary of the Company;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

(xiv)	enter into any Contract with respect to the voting rights of the Shares or any of the shares or other equity securities of any of its Subsidiaries;

(xv)	materially change the business carried on by the Company and its Subsidiaries as a whole;

(xvi)	make, or commit to make, any capital expenditure except for (i) any expenditure or commitment relating to the maintenance of its assets, (ii) capital expenditures that do not exceed US$5 million, or US$20 million in the aggregate, and (iii) expenditures under the Approved Spending Program (as defined in the Disclosure Letter);

(xvii)	reorganize, amalgamate or merge the Company or its Subsidiaries;

(xviii)	establish, invest in, form or operate any partnership or joint venture or limited liability company or similar arrangement with any Person that is not a Subsidiary of the Company;

(xix)	(A) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of this Agreement and which will be made in a manner consistent with the past practice of the Company and its Subsidiaries, as applicable; (B) settle (or offer to settle) any material Tax claim, assessment, reassessment, proceeding or audit (C) amend any material Tax Return; (D) enter into any Tax sharing, Tax related waiver, Tax allocation or Tax indemnification agreement; (E) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, (F) make a request for a Tax ruling to any Governmental Entity, or (G) amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its Tax Returns for the taxation year ended December 31, 2024 and 2025;

(xx)	knowingly abandon or fail to diligently pursue any application for any material Authorizations, or knowingly take any action, or fail to take any action, that could lead to the suspension, revocation or limitation of rights under any material Authorizations;

(xxi)	reduce the stated capital of the Shares or the shares of any of its Subsidiaries;

(xxii)	enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract, or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xxiii)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts (other than normal course gold sales transactions) or other financial instruments or like transactions, including any confirmations under the foregoing, other than short-term swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transactions that are consistent with the Company’s financial risk management policy;

(xxiv)	(i) sell, dispose of or transfer any Real Property Interests or Mineral Rights, or (ii) acquire any interest in any additional real property or mineral rights, other than in the case of (ii) any acquisitions of interests in real property or mineral rights for total consideration that does not exceed US$5 million individually, or US$10 million in the aggregate for all such acquisitions;

(xxv)	enter into any “related party transaction” (within the meaning of MI 61 101), or agree to provide any “collateral benefit” (within the meaning of MI 61 101);

(xxvi)	hire or engage any Employee with an annual salary or annual fees for services, as applicable, exceeding US$250,000 (other than to replace any existing Employee performing a similar function with a substantially similar annual salary or annual fees for services, as applicable);

(xxvii)	commence waive, release, assign, compromise or settle any Proceeding or threatened Proceeding in each case other than settlements or compromises in the ordinary course of business that involve only (i) the payment of monetary damages (net of any payments or proceeds received through insurance) not in excess of US$5 million individually or US$10 million in the aggregate, or (ii) the payment of immaterial non-monetary compensation, in each case without any admission of wrongdoing by the Company or any of its Subsidiaries, or the imposition of any material restrictions (including through the granting of equitable relief) on the business and operations of the Company or any of its Subsidiaries;

(xxviii)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters set forth in Section 3.1(mm) of the Disclosure Letter, in connection with the Arrangement and the transactions contemplated in this Agreement;

(xxix)	except as required by the terms of the Benefit Plans in effect on the date of this Agreement: (A) grant, accelerate, or increase any severance, change of control, retention or termination pay to (or amend any existing arrangement relating to the foregoing with) any director or officer of the Company or grant, accelerate, or increase any change of control or retention pay to (or amend any existing agreement related to the foregoing with) any Employee of the Company or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director or officer of the Company (C) materially increase or agree to increase the coverage, contributions, funding requirements or benefits available under any Benefit Plan or create any new plan which would be considered to be a Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director or officer of the Company; (E) make any material determination under any Benefit Plan; (F) establish, adopt, enter into, amend or terminate any Benefit Plan; (G) loan or advance money or other property to any current or former director or officer of the Company; or (H) take or propose any action to effect any of the foregoing; provided that notwithstanding the foregoing, the Company shall be permitted to grant and pay cash bonuses: (i) for the year ended December 31, 2025 and for the period from January 1, 2026 to the Effective Time to any Employee that is not a Senior Executive (as defined in the Disclosure Letter) in accordance with past practice, and in accordance with Section 5.1(b)(xxix)(4) of the Disclosure Letter; and (ii) for the period from January 1, 2026 to the Effective Time, to any Senior Executive, in accordance with Section 5.1(b)(xxix)(4) of the Disclosure Letter (collectively, the “Company Employee Bonuses”), and in the case of (ii), with prior written notice to and consultation with the Purchaser, and the Company shall, in good faith, take into consideration any feedback from such consultation, provided that for greater certainty, nothing herein shall restrict the Company from making payments in accordance with Section 2.8(a); or

(xxx)	agree to do any of the foregoing.

(c)	the Company shall (A) use commercially reasonable efforts to maintain all Authorizations necessary for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance with Laws in full force and effect, (B) use commercially reasonable efforts to keep the Real Property Interests and Mineral Rights in good standing (including satisfying expenditure obligations as required and paying all fees, rent, rates and other similar charges due and owing), and (C) use commercially reasonable efforts to manage, administer, enforce and protect the Real Property Interests and Mineral Rights and any related Authorizations required by Law or that are necessary for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries;

(d)	the Company shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, the Company uses commercially reasonable efforts to provide replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect provided that, subject to Section 5.8(a), neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(e)	the Company and its Subsidiaries will (i) use all commercially reasonable efforts to duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and (iii) not take any action contrary to applicable Laws or inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax; and

(f)	take any action or knowingly permit any inaction or enter into any transaction, except in the ordinary course of business or as specifically contemplated in this Agreement, that would have the effect of preventing the Purchaser or a Subsidiary of the Purchaser from obtaining a tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the non-depreciable capital property owned by the Company or a Subsidiary of the Company for the purposes of the Tax Act upon an amalgamation with the Company or such Subsidiary or a winding-up of the Company or such Subsidiary into the Purchaser or a Subsidiary of the Purchaser (or successor by amalgamation to the Purchaser or a Subsidiary of the Purchaser).

5.2	Covenants of the Company Relating to the Arrangement

(a)	The Company covenants and agrees that, other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 5.5, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, the Company shall and shall cause each of its Subsidiaries to:

(i)	use all commercially reasonable efforts to, as soon as practicable following the execution of this Agreement, provide all required notifications and to obtain and maintain: (A) all Key Third Party Consents; and (B) all other third party or other consents, waivers, permits, exemptions, orders, agreements, amendments, confirmations and approvals that are (x) necessary or advisable to be provided or obtained in connection with the Arrangement under any Material Contract to which the Company or any of its Subsidiaries is a party, or (y) required in order to maintain any Material Contract to which the Company or any of its Subsidiaries is a party in full force and effect following completion of the Arrangement, in each case on terms reasonably satisfactory to the Purchaser, and without paying, or committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(ii)	except in respect of the Regulatory Approvals, which shall be governed by the provisions of Section 5.5, use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required or requested by Governmental Entities from the Company or any of its Subsidiaries relating to the Arrangement or the transactions contemplated by this Agreement;

(iii)	use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Section 6.1 and Section 6.2 to the extent the same is within the Company’s control, including delivery of the certificates of the officers contemplated by Sections 6.2(a) and 6.2(b) and carry out the terms of the Interim Order and Final Order applicable to it and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement as soon as reasonably practicable and, in any case, prior to the Outside Date;

(iv)	not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement, or which would reasonably be expected to, individually or in the aggregate, prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated herein; and

(v)	upon reasonable consultation with the Purchaser, use commercially reasonable efforts to: (i) defend all Proceedings against the Company or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and (ii) appeal, overturn or have lifted or rescinded any Order relating to the Company or any of its Subsidiaries that would reasonably be expect to prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated herein and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement.

(b)	The Company shall promptly notify the Purchaser of:

(i)	any Material Adverse Effect or any event, change, occurrence, development, effect or state of facts or circumstance which would reasonably be expected to have a Material Adverse Effect;

(ii)	any notice or other communication from any Person alleging (A) that the consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person or another Person is required in connection with this Agreement, the Arrangement or the transactions contemplated by this Agreement, (B) such Person is terminating or otherwise materially adversely modifying a Material Contract or any Real Property Interests or Mineral Rights, or alleging that the transactions contemplated by this Agreement would result in a breach of such Material Contract, Real Property Interest or Mineral Rights, or (C) such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement, the Arrangement or the transactions contemplated by this Agreement;

(iii)	any material notice or other material communication from any Governmental Entity in connection with this Agreement (and, subject to applicable Law, the Company shall promptly provide a copy of any such written notice or communication to the Purchaser); or

(iv)	any Actions commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting their respective assets that relate to this Agreement, the Arrangement or the transactions contemplated by this Agreement, in each case to the extent that such Action would reasonably be expected to prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated herein.

(c)	The Purchaser’s receipt of information pursuant to Section 5.2(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of, or otherwise affect any representation, warranty or covenant made by the Company in this Agreement.

(d)	If requested by the Purchaser, the Company agrees to cooperate with the Purchaser and its Representatives in taking, or causing to be taken, all actions necessary to delist the Shares from the TSX and NYSE, as applicable, as promptly as practical following the Effective Time (including, if requested by the Purchaser, such actions as may be necessary to delist the Shares on the Effective Date).

5.3	Covenants of the Purchaser Relating to the Arrangement

(a)	The Purchaser covenants and agrees that, other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 5.5, they shall perform all obligations required to be performed by them under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, the Purchaser shall:

(i)	except in respect of the Regulatory Approvals, which shall be governed by the provisions of Section 5.5, use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required or requested by Governmental Entities from the Purchaser relating to the Arrangement or the transactions contemplated by this Agreement;

(ii)	use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to their obligations hereunder as set forth in Section 6.1 and Section 6.3 to the extent the same is within the Purchaser’s control, including delivery of the certificates of their respective officers contemplated by Sections 6.3(a) and 6.3(b), and carry out the terms of the Interim Order and Final Order applicable to them and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement as soon as reasonably practicable and, in any case, prior to the Outside Date;

(iii)	not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement, or which would reasonably be expected to, individually or in the aggregate, prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated herein; and

(iv)	upon reasonable consultation with the Company, use commercially reasonable efforts to: (i) defend all Proceedings against the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any Order relating to the Purchaser that would reasonably be expected to prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated herein; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, the Purchaser from consummating the Arrangement.

(b)	The Purchaser shall promptly notify the Company of:

(i)	any notice or other communication from any Person alleging that the consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person or another Person is required in connection with this Agreement, the Arrangement or the transactions contemplated by this Agreement;

(ii)	any material notice or other material communication from any Governmental Entity (other than Governmental Entities in the People’s Republic of China) in connection with this Agreement (and, subject to Law, the Purchaser shall promptly provide a copy of any such written notice or communication to the Company); or

(iii)	any Actions commenced or, to the knowledge of the Purchaser, threatened against the Purchaser or affecting its assets that relate to this Agreement, the Arrangement or the transactions contemplated by this Agreement, in each case to the extent that such Action would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

(c)	The Company’s receipt of information pursuant to Section 5.3(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of, or otherwise affect any representation, warranty or covenant made by the Purchaser in this Agreement.

5.4	Covenants Relating to Employment Matters

(a)	The Parties acknowledge that the Arrangement will result in a “change in control” (or a term of similar import) for purposes of the Benefit Plans and the Company’s executives’ and employees’ employment agreements.

(b)	To the extent not paid pursuant to Section 2.8(c), after the Effective Time, the Purchaser covenants and agrees to cause the Company (or, if applicable, any successor to the Company) and its Subsidiaries to honour, comply with any pay out the terms of all entitlements and obligations under any employment, indemnification, change in control (or a term of similar import), change of control, severance, termination or other compensation arrangements and employment and severance obligations of the Company or any of its Subsidiaries.

(c)	Nothing in this Section 5.4 shall require the Purchaser or the Company to continue to employ any Employee for any particular period of time following the Effective Date or to prevent the Purchaser or the Company from making changes in accordance with applicable Law to any Benefit Plan or to any Employee’s terms or conditions of employment, whether under contract or otherwise, from and after the Effective Date.

(d)	The provisions of Section 5.4 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment or modification to any of the Benefit Plans or any of the compensation or benefit plans maintained for or provided to employees prior to or following the Closing, or (ii) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in Section 5.4.

(e)	The Company shall obtain and deliver to the Purchaser at the Effective Time: (i) the resignations and mutual releases, effective as of the Effective Time, of all of the directors and officers of the Company and any director or officer of the Company in his or her capacity as a director and/or officer of any of the Company’s Subsidiaries, as requested by the Purchaser, in each case, in the form and content satisfactory to the Purchaser, acting reasonably; (ii) separation agreements, effective as of the Effective Time and containing mutual releases, with each Senior Executive, in the form and content satisfactory to the Purchaser, acting reasonably.

5.5	Regulatory Approvals

Each of the Parties will, and will cause their respective Affiliates to, use commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practicable and in any event prior to the Outside Date. Without limiting the generality of the foregoing:

(a)	In respect of the Canadian Competition Approval,

(i)	within fifteen Business Days after the date of this Agreement or within such other date as the Parties may reasonably agree, the Purchaser shall file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(ii)	if an Advance Ruling Certificate or No Action Letter shall not have been obtained within sixteen calendar days following filing of the Purchaser’s submission, the Purchaser or the Company may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Purchaser and the Company shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act as promptly as practicable but in any event within fifteen Business Days following the date the Purchaser or the Company, as applicable, notified the other Party of its intention to file a notification.

(b)	In respect of the ICA Approval, within twenty-five Business Days of the date of this Agreement or within such other date as the Parties may reasonably agree, the Purchaser shall file with the Director of Investments under the Investment Canada Act an application for review pursuant to subsection 17(1) of the Investment Canada Act and, in connection with such filing, request feedback from the responsible Governmental Entity as soon as practicable thereafter, and the Purchaser shall submit its proposed written undertakings within fifteen Business Days of receipt of such initial feedback from the responsible Governmental Entity on its application for review.

(c)	In respect of the Purchaser Governmental Approvals, as soon as reasonably practicable after the date of this Agreement and in any event within twenty Business Days of the date of this Agreement, the Purchaser shall submit or cause to be submitted any and all appropriate filings, notifications and submissions in order to obtain the Purchaser Governmental Approvals.

(d)	The Parties shall cause their respective Affiliates, as applicable, to, file, as promptly as practicable but in any event within twenty Business Days after the date of the Agreement or such other date as the Parties may reasonably agree, any other initial filings or notifications, including, where relevant, draft filings or notifications, under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals (including the other Key Regulatory Approvals).

(e)	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of the Regulatory Approvals, including the Key Regulatory Approvals, shall be borne equally by the Parties, provided that the filing fees (including any Taxes thereon) in respect of the Competition Approval, the Purchaser Governmental Approval and any other Key Regulatory Approval not listed in Schedule C shall be paid by the Purchaser.

(f)	The Parties shall use their commercially reasonable efforts to:

(i)	obtain the Regulatory Approvals at the earliest possible date and, unless otherwise agreed between the Parties, and without limiting the generality of the foregoing, the Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Regulatory Approvals; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(g)	Subject to applicable Law and except as otherwise provided herein, each of the Parties shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, provide the other Parties with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 5.5(h), information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis;

(iii)	each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will not participate in such substantive communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that, subject to Section 5.5(h), where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, shall have the right to participate in any such meetings on an external counsel-only basis;

(iv)	each Party shall make available its Representatives, on the reasonable request of the other Party and its counsel, to assist in obtaining the Regulatory Approvals, including by (i) making introductions to, and arranging meetings with, key stakeholders and leaders of Governmental Entities and participating in those meetings, (ii) providing input, including on any materials prepared for obtaining the Regulatory Approvals, and (iii) responding promptly to reasonable requests for support, documents, information, comments or input where reasonably requested in connection with the Regulatory Approvals; and

(v)	each Party shall keep the other Parties reasonably informed on a timely basis of the progress in obtaining the Key Regulatory Approvals, including prompt notice of receipt of a Key Regulatory Approval, within one Business Day of the Party becoming aware, and developments which are material or reasonably likely to be material to obtaining the Key Regulatory Approvals required for the completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date;

provided, however, that Sections 5.5(g)(i), 5.5(g)(ii) and 5.5(g)(iii) shall not apply in respect of the Purchaser Governmental Approvals.

(h)	With respect to Sections 5.5(g)(ii) and 5.5(g)(iii) above, where a Party (in Section 5.5 only, the “Disclosing Party”) provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party (the “Receiving Party”) on an external counsel-only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

(i)	The Parties shall use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to resolve, oppose, lift or rescind or cooperate in resolving, opposing, lifting or rescinding any Order, Law or Proceeding (whether instituted or threatened) prohibiting or seeking to prohibit, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated under this Agreement, so as to allow the Effective Time to occur on or prior to the Outside Date.

(j)	For greater certainty, and notwithstanding anything to the contrary in this Agreement, in connection with obtaining the ICA Approval, the Purchaser shall, to the extent necessary to obtain the ICA Approval, propose, negotiate, accept, and agree to such undertakings, conditions or commitments, including undertakings, conditions and commitments that, after consummation of the transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirements on the Purchaser, the Company or any Subsidiary thereof with respect to the operation of the Company or any Subsidiary thereof (collectively, “Terms and Conditions”), provided that such Terms and Conditions are customary for a transaction of this nature.

5.6	Certain Covenants Regarding Non-Solicitation

(a)	Except as otherwise expressly provided in Section 5.6, the Company shall not, and the Company shall cause its Subsidiaries not to, directly or indirectly, through any Representatives, and shall not authorize or permit any such Person to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, confidential information properties, facilities, books or records of the Company or any Subsidiary or by entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement pursuant to Section 5.6(e)) any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)	continue, enter into or engage in, or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and their respective Subsidiaries or Affiliates) in respect of any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, it being acknowledged and agreed that, provided the Company is then in compliance with this Section 5.6, the Company may communicate with any Person solely to (x) advise such Person of the restrictions of this Agreement, (y) advise any Person who has submitted a written Acquisition Proposal of the conclusion (without any further communication) that its Acquisition Proposal does not constitute a Superior Proposal or (z) clarify the terms of any inquiry, expression of interest, proposal or offer made by such Person (if and only to the extent that such clarification is reasonably necessary to understand the terms of such inquiry, expression of interest, proposal or offer), provided that in each case (A) in doing so, no other information that is prohibited from being communicated under this Agreement is communicated to such Person and (B) a copy of such communication (if such communication is in writing or electronic form) or a summary of such communication (if such communication is not in writing or electronic form) is promptly provided to the Purchaser;

(iii)	make a Change in Recommendation; or

(iv)	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, agreement in principle, agreement, arrangement, commitment, understanding or undertaking (whether or not legally binding) relating to any Acquisition Proposal or any inquiry, expression of interest, proposal or offer that would reasonably be expected to constitute or lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.6(e)).

(b)	The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate, and cause to be ceased and terminated, any solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and their respective Subsidiaries or Affiliates) conducted by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, the Company will immediately discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall promptly, and in any event no later than 5:00 p.m. local time in Toronto, Ontario on the day immediately following the public announcement of this Agreement, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries previously provided in connection therewith to any Person other than the Purchaser to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled in accordance with the terms of such requests.

(c)	The Company represents and warrants as of the date of this Agreement that neither the Company nor any of its Subsidiaries has waived any standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction to which the Company or any of its Subsidiaries is a Party. The Company covenants and agrees that it shall enforce each standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction to which the Company or any of its Subsidiaries is a party, and neither the Company nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole discretion), release any Person from, or waive, amend, suspend, modify or otherwise forbear in the enforcement of such Person’s obligations respecting the Company, or any of its Subsidiaries (or enter into or participate in any discussions, negotiations or agreements with any Person concerning the foregoing with respect to such Person’s obligations respecting the Company or any of its Subsidiaries) under any standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction to which the Company or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction in accordance with its terms shall not be a breach of this Section 5.6(c).

(d)	If the Company receives or becomes aware of any (x) inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or (y) request for copies of, access to, or disclosure of, information relating to the Company or any of its Subsidiaries in connection with any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, the Company shall

(i)	promptly notify the Purchaser (at first orally and then as soon as practicable thereafter in writing, in each case, within 24 hours of receipt of such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request) of such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request, which notice shall include (A) a description of the material terms and conditions thereof, (B) the identity of the Person or Persons making such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request, and (C) copies of all material or substantive agreements and documents, materials and correspondence received by the Company or any of its Representatives in respect thereof, from or on behalf of any such Person(s); and

(ii)	keep the Purchaser promptly and fully informed of the material developments and discussions and negotiations with respect to such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request, including (a) any material changes, modifications or other amendments thereto and (b) providing copies of all material or substantive correspondence or communications if in writing or electronic form (and if not in writing or electronic form, a description of the material terms of such correspondence or communications) between the Company and/or its Representatives and any Person making any such Acquisition Proposal, inquiry, proposal, expression, offer or request and/or such Person’s Representatives.

(e)	Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the Shareholder Approval having been obtained, the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.6 (and which has not been withdrawn), the Company may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, and (y) provide the Person making such Acquisition Proposal with copies of, or access to, confidential information regarding the Company and its Subsidiaries, if and only if:

(i)	the Board first determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject);

(ii)	the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction with the Company or any of its Subsidiaries;

(iii)	the Company has at all times been, and continues to be, in compliance with this Section 5.6; and

(iv)	prior to providing copies of or access to any confidential information regarding the Company and its Subsidiaries, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person, and the Company provides the Purchaser with a true, complete and final copy of the Acceptable Confidentiality Agreement; and (B) any such non-public information shall have already been (or shall concurrently be) provided to the Purchaser.

(f)	If, prior to obtaining Shareholder Approval, the Company receives an Acquisition Proposal that the Board determines, in good faith, constitutes a Superior Proposal, the Board (or any relevant committee thereof) may, subject to compliance with this Section 5.6(f), may make a Change in Recommendation and/or authorize the Company to enter into a written Contract (other than an Acceptable Confidentiality Agreement) with respect to such Superior Proposal (an “Alternative Transaction Agreement”) if, and only if, all of the following are satisfied:

(i)	the Company has at all times been, and continues to be, in compliance with Section 5.6;

(ii)	the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction with the Company or any of its Subsidiaries;

(iii)	the Company has promptly provided the Purchaser with written notice which shall include (A) the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into an Alternative Transaction Agreement with respect to such Superior Proposal and/or to make a Change in Recommendation, together with, (B) written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (collectively, the “Superior Proposal Notice”);

(iv)	the Company has provided the Purchaser with a copy of the proposed Alternative Transaction Agreement relating to such Superior Proposal and all supporting materials (including any financing documents) provided to the Company in connection therewith;

(v)	at least seven Business Days (the “Purchaser Response Period”) shall have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the documentation referred to in Section 5.6(f)(iv) from the Company;

(vi)	if the Purchaser has proposed to amend the terms of this Agreement and the Arrangement in accordance with Section 5.6(g), the Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the Acquisition Proposal remains a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the Purchaser; and

(vii)	prior to or concurrently with entering into such Alternative Transaction Agreement, if applicable, the Company terminates this Agreement pursuant to Section 7.2(a)(iv)(B) and pays the Termination Amount pursuant to Section 7.3(b)(ii).

(g)	During the Purchaser Response Period or such longer period as the Company may approve in writing, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement, including an increase in, or modification of, the Consideration in order for such Acquisition Proposal to cease to be a Superior Proposal. The Board will review any such proposal in consultation with its outside financial and legal advisors and in good faith to determine whether the Purchaser’s proposal to amend the Agreement and the Arrangement would result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal as compared to the proposed amendments to the terms of the Agreement and the Arrangement, it will promptly advise the Purchaser and negotiate in good faith with the Purchaser to enter into an amendment to this Agreement with the Purchaser reflecting such proposed amendments and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(h)	Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.6 and the Purchaser shall be afforded a new Purchaser Response Period of seven Business Days in respect of each such subsequent Acquisition Proposal which new Purchaser Response Period shall commence on the later of the date on which the Purchaser received the Superior Proposal Notice in respect of such new Acquisition Proposal and the date on which the Purchaser received all of the documentation referred to in Section 5.6(f)(iii) from the Company.

(i)	The Board shall promptly reaffirm the Board Recommendation by press release (A) after any Acquisition Proposal that is publicly announced is determined not to be a Superior Proposal or (B) if the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.6(g) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside financial and legal advisors a reasonable opportunity to review the form and content of such press release and shall consider all reasonable amendments to such press release requested by the Purchaser.

(j)	In circumstances where the Company provides the Purchaser with a Superior Proposal Notice and all required documentation referred to in Section 5.6(f)(iv) on a date that is less than ten Business Days prior to the Meeting, the Company may, or if and as requested by the Purchaser, the Company shall, either proceed with or adjourn or postpone the Meeting to a date that is not more than ten Business Days after the scheduled date of such the Meeting, as directed by the Purchaser, provided, however, that the Meeting shall not be adjourned or postponed to a date later than ten Business Days prior to the Outside Date.

(k)	Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of, and shall direct its Subsidiaries and its Representatives to comply with, the prohibitions, restrictions and obligations set out in Section 5.6 and any violation of the prohibitions, restrictions or obligations set forth in Section 5.6 by the Company’s Subsidiaries or its or their Representatives shall be deemed to be a breach of Section 5.6 by the Company.

(l)	Nothing contained in Section 5.6 shall prohibit the Board or the Company from:

(i)	responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal or making any public disclosure or statement that the Board determines in good faith, after consultation with its outside legal advisors, is required to be made under applicable Law; or

(ii)	calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law;

provided that, notwithstanding the foregoing, nothing in this Section 5.6(l) shall in any way limit (x) the Purchaser’s rights under Sections 7.2(a)(iii)(A) or 7.2(a)(iii)(C) or (y) the Company’s obligations under Section 7.3(c)(i).

5.7	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, the Company shall, and shall cause its Subsidiaries and Representatives to, afford to the Purchaser and their respective Representatives such access as the Purchaser may reasonably require at all reasonable times, to its executive officers, agents, properties, offices, books, records and contracts, as required to complete the Arrangement and to prepare for the integration of the Company into the Purchaser’s organization following the Effective Time, and shall furnish the Purchaser with all data and information as it may reasonably request to complete the Arrangement as soon as reasonably practicable (and, in any case, prior to the Outside Date) and to facilitate the integration of the Company into the Purchaser’s organization following the Effective Time (which shall include delivering to the Purchaser, as soon as available and practicable, copies of financial and operational reports prepared by the Company and its Subsidiaries in the ordinary course, which reports shall include (x) the production, processing and offtake data in respect of the Material Properties for the preceding calendar month, and (y) the management accounts of the Company and its Subsidiaries for the preceding calendar month as prepared by the Company in the ordinary course of business); provided that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes, in its reasonable judgment, that doing so would (A) unduly interfere with the ordinary course conduct of the business of the Company or its Subsidiaries, (B) result in the loss of attorney-client, work product or other privilege, (C) result in the disclosure of any trade secrets of third parties or (D) breach, contravene or violate any applicable Law; provided that the Company shall use reasonable efforts to cause such information to be provided in a manner that would not violate the foregoing, and provided that nothing in this section shall limit the obligations contained in Section 5.7.

(b)	Without limiting the generality of Section 5.7(a) and subject to compliance with applicable Laws, from and after the date hereof until the earlier of the Effective Date and the termination of this Agreement:

(i)	Following the date that is fifteen Business Days following the date of this Agreement, the Company shall permit the Purchaser to, at the Purchaser’s sole cost and expense, conduct site visits of Kurmuk from time to time, provided that:

(A)	the Purchaser provides the Company with reasonable prior notice and designates up to three Representatives of the Purchaser (“Observers”) to conduct such site visit;

(B)	such access does not unduly interfere with the ordinary course conduct of the business of the Company or its Subsidiaries at Kurmuk;

(C)	during such site visit: (A) the Observers shall comply with all of the Company’s site standards, policies and procedures, as well as the reasonable directions of the Representatives of the Company; and (B) the Observers shall at all times be accompanied by a Representative of the Company; and

(D)	the Purchaser acknowledges and agrees that the Observers enter the mine site at their own risk, and the Purchaser shall indemnify the Company and its Subsidiaries against any liability, claim or loss in respect of any illness, personal injury or death of any Observer.

The Purchaser shall reimburse the Company for all reasonable and documented (and, where possible, identified before being incurred) third party costs and expenses incurred by Company in complying with its obligations under this Section 5.7(b).

(c)	The Purchaser acknowledge and agree that information furnished pursuant to Section 5.7 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by the Purchaser or their respective Representatives shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto.

5.8	Insurance and Indemnification

(a)	Prior to the Effective Time, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier, such policies to be fully paid by the Company prior to the Effective Time, containing terms and conditions no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and continuing without any reduction in scope or coverage for not less than six years from and after the Effective Time, provided that the cost of such “tail” policies shall not exceed 300% of the aggregate annual premium for the directors’ and officers’ liability insurance policies currently maintained by the Company and its Subsidiaries. and the Purchaser shall, or shall cause the Company and its Subsidiaries, to maintain such coverage for six years from the Effective Date. From and after the Effective Time, the Purchaser and the Company, as applicable, agree not to take any action to terminate such directors’ and officers’ liability insurance or materially adversely affect the rights of the Company’s present and former directors and officers thereunder.

(b)	From and after the Effective Time, the Purchaser shall, and shall cause the Company and the Company’s Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries (the “Indemnified Persons”) under (i) applicable Law, (ii) the articles, by-laws or other constating documents of the Company and/or its Subsidiaries or (iii) any Contract between any Indemnified Person, on the one hand, and of the Company or its Subsidiaries, on the other hand, and each of the Parties acknowledges such rights shall survive the completion of the Plan of Arrangement and the Parties shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person and shall continue in full force and effect in accordance with their terms.

(c)	If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser, the Company or its Subsidiaries) assumes all of the obligations set forth in Section 5.8.

(d)	The provisions of Section 5.8 are intended for the benefit of, and shall be enforceable by, each insured or Indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of Section 5.8 on their behalf. Furthermore, Section 5.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.9	Notice and Cure Provisions

(a)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure to occur would, or would be reasonably like to:

(i)	cause any of the representations or warranties of any Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)	Notification provided in this Section 5.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(B) [Breach of Representations, Warranties or Covenants by the Company] and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Representations, Warranties or Covenants by the Purchaser], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (a “Breach Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Breach Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (and provided further that a Wilful Breach shall be deemed incapable of being cured), the Terminating Party may not exercise such termination right until the earliest of (i) the Outside Date, (ii) the date that is the earlier of (A) 20 Business Days following receipt of such Breach Notice by the Breaching Party, if such matter has not been cured by such date, and (B) the Breaching Party ceasing or failing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach, in which case the Terminating Party may immediately exercise such termination right in accordance with Section 7.2(a)(iii)(B) [Breach of Representations, Warranties or Covenants by the Company], in the case of the Purchaser, and Section 7.2(a)(iv)(A) [Breach of Representations, Warranties or Covenants by the Purchaser], in the case of the Company. If the Terminating Party delivers a Breach Notice prior to the date of the Meeting, unless the Parties agree otherwise, the Company may postpone or adjourn the Meeting to the earlier of (x) five Business Days prior to the Outside Date and (y) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been duly approved by the Shareholders at the Meeting in accordance with the Interim Order and applicable Law;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of the Purchaser and the Company, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	no Law or Order shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement; and

(d)	all of the Key Regulatory Approvals shall have been obtained, on terms acceptable to the Parties, each acting reasonably and, in the case of the Purchaser in respect of the ICA Approval, subject to Section 5.5(j), and each such Key Regulatory Approval shall not have been modified or withdrawn prior to the Effective Time.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which the Purchaser may have):

(a)	the representations and warranties of the Company set forth: (A) in Sections (a) [Organization and Qualification] and (b) [Authority Relative to This Agreement] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (B) in Sections (e) [Subsidiaries], (h) [Capitalization] and (mm) [Brokers; Expenses] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement and true and correct (other than de minimis inaccuracies) as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (C) in Sections (n) [Title] and (r) [No Expropriation] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement and true and correct in all material respects as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (D) in Schedule 3.1, other than those to which clause (A), (B) and (C) above applies, shall be true and correct (x) in all respects as of the date of this Agreement, and (y) in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of the Effective Time, except, in the case of representations and warranties referred to in clause (D)(y), where the failure to be so true and correct in all respects, individually or in the aggregate, does not constitute a Material Adverse Effect, and the Company shall have provided to the Purchaser a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	the Company shall have complied in all material respects with each of the covenants of the Company contained herein to be fulfilled or complied with by it on or prior to the Effective Time and the Company shall have provided to the Purchaser a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) the foregoing dated the Effective Date;

(c)	all of the Key Third Party Consents shall have been obtained on terms acceptable to the Purchaser, acting reasonably, and each such Key Third Party Consent shall not have been modified or withdrawn prior to the Effective Time;

(d)	no Proceeding shall have been commenced against the Company, any of its Subsidiaries or the Purchaser that would:

(i)	cease trade, enjoin, prohibit or impose any limitations on the Purchaser’s ability to acquire, hold, or exercise full right of operation over any Shares pursuant to, or upon completion of, the Arrangement; or

(ii)	prohibit, or impose any material limitations on, the ownership or operation by the Purchaser of the business of the Company or any of its Subsidiaries or any material portion of the business or assets of the Company or any of its Subsidiaries’ following completion of the Arrangement;

(e)	the Company shall have delivered to the Purchaser a title opinion in respect of each Material Property, in form and substance substantially similar to the Historic Title Opinions, dated not more than five Business Days prior to the Effective Date;

(f)	since the date of this Agreement, there shall not have occurred any Material Adverse Effect which has not been cured; and

(g)	Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 5% of the issued and outstanding Shares.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which the Company may have):

(a)	the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (A) as of the date of this Agreement and (B) as of the Effective Time, as if made as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except in the case of representations and warranties referred to in clause (B) to the extent that the failure or failures of representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement, and the Company shall have received a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)	the Purchaser shall have fulfilled or complied in all material respects with each of the covenants of the Purchaser contained herein to be fulfilled or complied with by it on or prior to the Effective Time and each of the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) the foregoing dated the Effective Date; and

(c)	the Purchaser shall have deposited with the Depositary in escrow sufficient funds to satisfy: (i) the aggregate Consideration payable to the Shareholders; (ii) the Debenture Consideration payable to holders of Convertible Debentures pursuant to the Plan of Arrangement; and (iii) if applicable, the Remaining Company Equity Incentive Payments, in accordance with Section 2.8(d).

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

6.5	Frustration of Conditions

Neither the Purchaser, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

Article 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of the Parties;

(ii)	by either the Company or the Purchaser, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date (as may be extended in accordance with such definition), except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party whose breach of any of its representations or warranties, or failure to perform any of its covenants or agreements, under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)	after the date hereof, there shall be enacted, made, enforced or amended, as applicable, any Law or Order that remains in effect that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable; or

(C)	the Shareholder Approval shall not have been obtained at the Meeting, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(C) shall not be available to any Party whose breach of any of its representations or warranties, or failure to perform any of its covenants or agreements, under this Agreement has been the cause of, or resulted in, the failure to obtain the Shareholder Approval;

(iii)	by the Purchaser, if:

(A)	the Company breaches Section 5.6 in any material respect;

(B)	subject to Section 5.9, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with Section 5.9 provided that any Wilful Breach shall be deemed to be incapable of being cured, and provided further that each of the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(C)	(1) the Board fails to make, or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation (or publicly proposes to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation), (2) the Board accepts, approves, endorses or recommends an Acquisition Proposal (or publicly proposes to do so), (3) the Board takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting if the Meeting is scheduled to occur within such five Business Day period) after the public announcement or disclosure of such Acquisition Proposal, or (4) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the Meeting) after having been requested in writing to do so by the Purchaser, acting reasonably (any action set forth in clauses (1), (2), (3) or (4), a “Change in Recommendation”), or (5) the Company or any of its Subsidiaries accepts, approves, executes or enters into an Alternative Transaction Agreement with respect to a Superior Proposal; or

(D)	there has occurred after the date hereof a Material Adverse Effect that is incapable of being cured prior to the Outside Date;

(iv)	by the Company, if

(A)	subject to Section 5.9, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with Section 5.9; provided that any Wilful Breach shall be deemed to be incapable of being cured, and provided further that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(B)	prior to obtaining the Shareholder Approval, the Board authorizes the Company to enter into an Alternative Transaction Agreement in accordance with 5.6(f)) with respect to a Superior Proposal and prior to or concurrent with such termination, the Company pays the Termination Amount in accordance with Section 7.3.

(b)	The Party desiring to terminate this Agreement pursuant to Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to Section 7.1 as a result of the Effective Time occurring or pursuant to Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c) and Sections 5.8, Article 8 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter and Section 2.10 will survive indefinitely; (ii) in the event of termination under Section 7.2, the provisions of this Section 7.2(c) and Sections 5.7(b), 7.3, Article 8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive; and (iii) neither the termination of this Agreement nor anything contained in this Section 7.2(c) shall relieve any Party for any liabilities or damages arising out of its Wilful Breach of any provision of this Agreement prior to any termination, in which case, the non-breaching Party shall be entitled to seek all rights and remedies available at Law or in equity.

7.3	Termination Amount

(a)	Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Event occurs, the Company shall pay the Purchaser the Termination Amount in accordance with Section 7.3(c) in consideration for the disposition of the Purchaser’s rights under this Agreement.

(b)	For the purposes of this Agreement, “Termination Event” means the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 7.2(a)(iii)(C) [Change in Recommendation or Alternative Transaction Agreement];

(ii)	by the Company pursuant to Section 7.2(a)(iv)(B) [Superior Proposal];

(iii)	by any Party pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the Shareholder Approval] or by the Purchaser due to Wilful Breach or fraud pursuant to Section 7.2(a)(iii)(B) [Breach of Representations or Warranties or Failure to Perform Covenants by the Company], in each case only if, in such termination event: (A) prior to such termination, a bona fide Acquisition Proposal shall have been made and publicly announced (and if the Meeting is held, is not withdrawn at least five Business Days prior to the date of the Meeting); and (B) within twelve months following the date of such termination (x) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within the twelve months after such termination of this Agreement) or (y) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, provided that for purposes of this Section 7.3(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “more than 50 per cent”; or

(iv)	by the Purchaser pursuant to Section 7.2(a)(iii)(A) [Breach of Non-Solicitation Covenants].

(c)	If a Termination Event occurs, the Company shall pay the Termination Amount to the Purchaser by wire transfer of immediately available funds, as follows:

(i)	if the Termination Amount is payable pursuant to Section 7.3(b)(i) or Section 7.3(b)(iv), the Termination Amount shall be paid within two Business Days following such termination;

(ii)	if the Termination Amount is payable pursuant to Section 7.3(b)(ii), the Termination Amount shall be paid prior to or concurrently with termination of this Agreement; or

(iii)	if the Termination Amount is payable pursuant to Section 7.3(b)(iii), the Termination Amount shall be paid concurrently upon the consummation of the Acquisition Proposal referred to therein.

(d)	If the Company is, or reasonably believes it is, required by applicable Laws to deduct or withhold any Taxes from the payment of the Termination Amount, (i) the Company shall make such required deductions or withholdings, (ii) the Company shall remit the full amount deducted or withheld to the applicable Governmental Entity in accordance with applicable Laws, and (iii) the amount so withheld and remitted shall be treated for purposes of Section 7.3 as having been paid to the Purchaser.

(e)	The Parties acknowledge that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the Termination Amount set out in Section 7.3 represent liquidated damages which are a genuine pre-estimate of the damages which the other Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Except for damages that were the result of actual and intentional fraud by a Party or a Wilful Breach of this Agreement by a Party, and subject to the Parties’ rights to injunctive and other equitable relief in accordance with Section 8.5 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Amount, as the case may be, in the manner provided in Section 7.3 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Termination Amount, as the case may be, and such termination amount is paid in full, the Purchaser or the Company, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby. While the Company and the Purchaser may pursue both a grant of specific performance under Section 8.5 and the payment of the Termination Amount, as applicable, under no circumstances shall the Company, the Purchaser or any or any Subsidiary or any other Person be permitted or entitled to receive both a grant of specific performance and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Termination Amount.

(f)	If the Company or the Purchaser, as the case may be, fails to pay any amount due pursuant to Section 7.3, and, in order to obtain such payment, the Purchaser or the Company, as the case may be, commences a Proceeding that results in a judgment against the other Party for the payment set forth in Section 7.3, such paying Party shall also pay to the other Party its costs and expenses (including reasonable fees of counsel) in connection with such Proceeding, together with interest on such amount at the prime rate as published by the Daily Digest of the Bank of Canada in effect on the date such payment was required to be made through the date such payment was actually received.

(g)	In no event shall the Company be obliged to pay the Termination Amount on more than one occasion, whether or not the Termination Amount may be payable at different times or upon the occurrence of different events.

7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.5	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Article 8
GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day, then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Purchaser:

Zijin Gold International Company Limited
Unit 7508, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong

	Attention:	[Redacted – Personal Information]
	Email:	[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6
	Attention:	John Turner / Bradley Freelan
	Email:	[Redacted – Personal Information]

(b)	if to the Company:

Allied Gold Corporation
200 Bay Street, Suite 2200
Toronto, ON M5J 2J3

	Attention:	[Redacted – Personal Information]
	Email:	[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 Temperance Street
Suite 3200, Bay Adelaide Centre – North Tower
Toronto ON M5H 0B4

	Attention:	Mark Bennett / Alexandra Iliopoulos
	Email:	[Redacted – Personal Information]

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100
Toronto, ON M5K 1J3

Attention:	Adam Givertz / Christian Kurtz
Email :	[Redacted – Personal Information]

8.2	Sovereign Immunity

The Purchaser hereby represent and warrant that this Agreement and the transactions contemplated hereby are commercial rather than public or governmental acts (notwithstanding that the Purchaser may have one or more direct or indirect shareholders that are Governmental Entities) and the Purchaser are not entitled to claim immunity from any litigation, action, application, suit, investigation, inquiry, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review) (collectively, the “Legal Proceedings”) with respect to it or any of their assets on the grounds of sovereignty or otherwise under any Law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement. To the extent that the Purchaser or any of their assets has or hereafter may acquire any right to immunity from set-off, Legal Proceedings, attachment or otherwise, the Purchaser hereby irrevocably waives such rights to immunity in respect of their obligations arising under or relating to this Agreement.

8.3	Expenses

Except as otherwise provided for in this Agreement, all costs and expenses incurred in connection with this Agreement and the Arrangement shall be paid by the Party incurring such costs and expenses, whether or not the Arrangement is consummated.

8.4	Governing Law; Venue; Service

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives objection to the venue of any action in the courts of the Province of Ontario.

The Purchaser hereby irrevocably designates Fasken Martineau DuMoulin LLP (in such capacity, the “Process Agent”), Attention: John Turner and Bradley Freelan, with an office at 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, as its designee, appointee and agent to receive, for and on its behalf and on behalf of the Purchaser service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 8.1. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Purchaser will at all times have an agent for service of process for the above purposes in the Province of Ontario. Nothing herein shall affect the right of any party to serve process in any manner permitted by Law.

8.5	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, and subject to Section 7.3(d), the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.6	Time of Essence

Time shall be of the essence in this Agreement.

8.7	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.8	Entire Agreement

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

8.9	Successors and Assigns

(a)	This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	The Purchaser may may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary (a “Permitted Assignee”), provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Permitted Assignee for all of its obligations hereunder and such Permitted Assignee shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of the Purchaser. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto.

8.10	No Liability

No Representative of a Party shall have any personal liability whatsoever to any Party under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of a Party.

8.11	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Third Party Beneficiaries

Except as provided in Section 2.11, Section 5.8 and Section 8.10 which, without limiting their terms, are intended for the benefit of the Persons identified therein as the beneficiary thereof (“Third Party Beneficiaries”), this Agreement is not intended to and shall not confer upon any Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder. The Company and the Purchaser, as applicable, shall hold the rights and benefits of Section 2.11, Section 5.8 and Section 8.10 in trust for and on behalf of the applicable Third Party Beneficiaries as the beneficiary thereof, as applicable, and each of the Company and the Purchaser hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, as applicable. The rights of the Third Party Beneficiaries pursuant to Section 2.11, Section 5.8 and Section 8.10 are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

8.13	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement. The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.14	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement (by portable document format or other means), and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZIJIN GOLD INTERNATIONAL COMPANY LIMITED
By:	“Yiu Kai”
	Name:	Yiu Kai
	Title:	Executive Director

ALLIED GOLD CORPORATION
By:	“Sofia Tsakos”
	Name:	Sofia Tsakos
	Title:	Chief Legal Officer and Corporate Secretary

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement of the Company under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement, dated as of January 26, 2026, between the Company and the Purchaser (including all schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic or national holiday in the Province of Ontario or the People’s Republic of China or Hong Kong.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company” means Allied Gold Corporation, a corporation existing under the laws of the Province of Ontario.

“Company Equity Incentive Payments” means the aggregate consideration payable to the holders of Options, DSUs, PSUs and RSUs in accordance with Sections 2.3(b), 2.3(d), 2.3(e) and 2.3(f) of this Plan of Arrangement.

“Consideration” means $44.00 per Share.

“Convertible Debentures” means the Company’s 8.75% senior unsecured convertible debentures issued pursuant to the Debenture Indenture.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debenture Consideration” has the meaning ascribed thereto in Section 2.3(g) of this Plan of Arrangement.

“Debenture Conversion Amount” means the number of Shares, rounded down to the nearest whole number, obtained by dividing the principal amount of a Convertible Debenture by the Debenture Conversion Price.

“Debenture Conversion Price” means the “Change of Control Conversion Price” as such term is defined in the Debenture Indenture and calculated in accordance with Section 2.4(l) of the Debenture Indenture.

“Debenture Indenture” means the indenture dated August 30, 2023, between the Company and Computershare Trust Company of Canada, as trustee.

“Depositary” means Computershare Trust Company of Canada or any other Person that the Company may appoint to act as depositary for the Shares in relation to the Arrangement with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholder” means a registered Shareholder as of the record date of the Meeting who (i) has validly exercised Dissent Rights in strict compliance with Section 3.1 (including the time limits set out therein), (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (iii) is ultimately entitled to be paid the fair value for his, her or its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“DSUs” means deferred share units issued under the DSU Plan.

“DSU Plan” means the Company’s deferred share unit plan dated September 7, 2023.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, the Hong Kong Stock Exchange and the Shanghai Stock Exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Illustrative Debenture Conversion Price Calculations” has the meaning given to it has the meaning given to it in Section (h)(ii) of Schedule 3.1.

“Interim Order” means the interim order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders, as applicable, for use in connection with the Arrangement.

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order and the Arrangement Agreement to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Parties in accordance with the terms of the Arrangement Agreement.

“OBCA” means the Business Corporations Act (Ontario).

“Option Consideration” means, in respect of each Option, an amount in cash equal to the amount (if any) by which the Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire one whole Share.

“Optionholders” means the holders of the Options.

“Options” means outstanding options to purchase Shares granted under the Stock Option Plan.

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, company, corporation, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Pre-Closing Company Equity Incentive Payments” means the total amount of the Company Equity Incentive Payments that the Company will pay on the last Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date) pursuant to Section 2.8(b) of the Arrangement Agreement.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 or made upon the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“PSUs” means performance share units issued under the PSU Plan.

“PSU Plan” means the Company’s performance share unit plan dated September 7, 2023.

“Purchaser” means, as the context requires, either Zijin Gold International Company Limited, a corporation existing under the Laws of Hong Kong, or any Permitted Assignee (as defined in the Arrangement Agreement).

“Remaining Company Equity Incentive Payments” means the amount, if any, by which the Company Equity Incentive Payments exceeds the Pre-Closing Company Equity Incentive Payments.

“RSUs” means restricted share units issued under the RSU Plan.

“RSU Plan” means the Company’s restricted share unit plan dated September 7, 2023.

“Securities” means, collectively, the Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures.

“Securityholders” means, holders of one or more of the Securities, and Securityholder means any one of them.

“Shareholders” means the holders of the Shares.

“Shares” means the common shares in the authorized share capital of the Company.

“Stock Option Plan” means the Company’s stock option plan, last approved by Shareholders on September 7, 2023.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means Computershare Investor Services Inc., the registrar and transfer agent for the Shares.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article” or “Section” followed by a number or letter means and refers to the specified Article or Section of this Plan of Arrangement.

(2)	Currency. All references to dollars or to “$” are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. Wherever the word “including”, “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation”. The phrase “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)	Date for any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all registered holders and beneficial owners of Shares and Options, DSUs, PSUs, RSUs and Convertible Debentures, including Dissenting Shareholders, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time without any further act or formality required on the part of any of these Persons.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality on the part of any Person (provided that none of the following shall occur unless all of the following occur):

(a)	each Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for an amount determined in accordance with ARTICLE 3, and: (i) such Dissenting Shareholder shall cease to be the holder of such Share and to have any rights as a Shareholder from and after the Effective Time, other than the right to be paid the fair value for such Share as set out in ARTICLE 3, (ii) the name of such Dissenting Shareholder shall be removed from the register of Shareholders maintained by or on behalf of the Company and (iii) each such Share shall immediately be cancelled and cease to be outstanding;

(b)	each Option (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive from the Company (net of applicable withholdings pursuant to Section 4.3) the Option Consideration (which Option Consideration may be paid by the Company to the holder on the Effective Date) and each such Option shall immediately be cancelled and cease to be outstanding, and (i) the holder of such Option shall cease to be the holder thereof and to have any rights as an Optionholder from and after the Effective Time, other than the right to receive the Option Consideration (net of applicable withholdings pursuant to Section 4.3) to which they are entitled under this Section 2.3(b), provided that where the Option Consideration is zero or a negative amount, such Option shall be cancelled without any consideration or payment therefor and neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, (ii) such holder’s name shall be removed from the register of Optionholders maintained by or on behalf of the Company, and (iii) the Stock Option Plan and all agreements, certificates and similar instruments relating to each such Option shall be, and shall be deemed to be, terminated and of no further force and effect;

(c)	each Share outstanding immediately prior to the Effective Time (other than a Share held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Purchaser in exchange for the right to receive the Consideration and (i) the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder from and after the Effective Time, other than the right to receive the Consideration in accordance with this Plan of Arrangement; (ii) such holder’s name shall be removed from the register of Shareholders maintained by or on behalf of the Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee and the legal and beneficial holder of such Shares (free and clear of all Liens) and shall be, and shall be deemed to be, entered as the registered holder of such Shares in the register of the Shareholders maintained by or on behalf of the Company;

(d)	each DSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time) and each such DSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such DSU shall cease to be holder thereof and to have any rights as a holder of such DSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(d) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of DSUs maintained by or on behalf of the Company, and (iii) the DSU Plan and all agreements, certificates and similar instruments relating to each such DSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(e)	each PSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration multiplied by the maximum applicable Multiplier (as defined in the PSU Plan) (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such PSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such PSU shall cease to be the holder thereof and to have any rights as a holder of such PSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(e) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of PSUs maintained by or on behalf of the Company, and (iii) the PSU Plan and all agreements, certificates and similar instruments relating to each such PSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(f)	each RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such RSU shall be immediately cancelled and cease to be outstanding and (iii) the holder of such RSU shall cease to be the holder thereof and to have any rights as a holder of such RSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(f) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (iv) such holder’s name shall be removed from the register of RSUs maintained by or on behalf of the Company, and (v) the RSU Plan and all agreements, certificates and similar instruments relating to each such PSU shall be, and shall be deemed to be, terminated and of no further force and effect; and

(g)	each Convertible Debenture shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for a cash payment from the Company in an amount (the “Debenture Consideration”) equal to:

(1)	the product of (A) the Debenture Conversion Amount multiplied by (B) the Consideration; plus

(2)	all accrued and unpaid interest on such Convertible Debenture (as determined in accordance with terms of the Debenture Indenture) up to but excluding the Effective Date,

and each such Convertible Debenture shall immediately be cancelled and cease to be outstanding, and (i) the holder of the Convertible Debenture shall cease to be the holder thereof and to have any rights as a holder of such Convertible Debenture from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(g), (ii) such holder’s name shall be removed from the register of Convertible Debentures maintained by or on behalf of the Company; and (iii) the Debenture Indenture and all agreements, certificates and similar instruments relating to each such Convertible Debenture shall be, and shall be deemed to be, terminated and of no further force and effect.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Shareholders as of the record date of the Meeting may exercise dissent rights with respect to the Shares held by such holders as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 3.1; provided that the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who validly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(a) and if they:

(a)	ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in ARTICLE 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Shares, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the close of business, in respect of the Shares, on the day before the Arrangement Resolution was adopted at the Meeting; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Shares shall be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder of Shares.

3.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Shareholder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a). In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; (ii) holders of DSUs; (iii) holders of PSUs; (iv) holders of RSUs; (v) holders of Convertible Debentures; (vi) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution); and (vii) any Person (including any beneficial owner of Shares) who is not a registered Shareholder.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	At least one Business Day prior to the Effective Date, in satisfaction of its payment obligations under this Plan of Arrangement, the Purchaser shall, in accordance with the Arrangement Agreement, deposit, or cause to be deposited, with the Depositary, sufficient funds to satisfy: (i) the aggregate Consideration payable to Shareholders; (ii) the aggregate Debenture Consideration payable to holders of Convertible Debentures pursuant to Section 2.3; and (iii) if applicable, the Remaining Company Equity Incentive Payments.

(b)	One Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date), the Company shall pay (or cause to be paid) the Pre-Closing Company Equity Incentive Payments, net of applicable withholdings pursuant to Section 4.3, to the applicable holders of Options, DSUs, PSUs and RSUs, pursuant to Section 2.3 either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque, wire or other form of immediately available funds (delivered to such holder as reflected on the register maintained by or on behalf of the Company in respect of such Securities).

(c)	Upon surrender to the Depositary for cancellation of a certificate, if any, which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(b) together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the Consideration, including a cheque, wire or other form of immediately available funds representing the cash Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by Section 4.1(c), each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in Section 4.1(c), less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)	Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

(f)	No holder of Shares, Options, DSUs, PSUs, RSUs or Convertible Debentures shall be entitled to receive any consideration with respect to such Securities, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and Section 4.1(c) and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, including a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold or direct any other Person to deduct and withhold on their behalf, from any amount otherwise payable, issuable or otherwise deliverable to any Person under this Plan of Arrangement (including any payment to Securityholders or Dissenting Shareholders), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under the Tax Act or any provision of any other Law. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options, DSUs, PSUs, RSUs or Convertible Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that, except as otherwise permitted in this Section 5.1, each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) if made following the Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to Securityholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to Securityholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and which is not adverse to the economic interest of any then Securityholder.

(a)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(b)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(c)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and which is not adverse to the economic interest of any then former Securityholder.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Allied Gold Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated [●], 2026 of the Company accompanying the notice of meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated January 26, 2026 between the Company and the Zijin Gold International Company Limited (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “[●]” to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C
KEY REGULATORY APPROVALS

•	Purchaser Governmental Approvals

•	ICA Approval

•	Canadian Competition Approval

•	Merger clearance from the regional competition authority of the Economic Community of West African States

Schedule 3.1
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

(a)	Organization and Qualification. The Company and each of the Material Subsidiaries is a corporation duly incorporated, or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, creation or continuance and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. The Company and each of the Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the constating documents of the Company and each of the Material Subsidiaries have been disclosed in the Data Room, and no action has been taken to amend or supersede such constating documents of the Company and each of the Material Subsidiaries. Neither the Company nor any Subsidiary is in default of the performance, observance or fulfillment of any of the provisions of its constating documents, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Authority Relative to this Agreement.

(i)	The Company has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to consummate the transactions contemplated hereunder and thereunder, subject to obtaining the Interim Order, the Final Order and the Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by the Company of the transactions contemplated hereunder and thereunder have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the Interim Order, the Final Order, approval of the Circular by the Board and the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by the Purchaser against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.1- 2

(c)	Certain Board and Special Committee Matters.

(i)	The Fairness Opinion has been delivered to the Board and the Special Committee, which Fairness Opinion has not been withdrawn or modified as of the date hereof, and the Company has been authorized by Scotia Capital Inc. to include the Fairness Opinion and references thereto in the Circular.

(ii)	As of the date hereof, the Special Committee, after consultation with its legal and financial advisors, unanimously (i) determined that the terms and conditions of the Arrangement are fair and reasonable from a financial point of view to Shareholders, (ii) recommended that the Board approve the Arrangement and recommended that Shareholders vote in favour of the Arrangement Resolution, and (iii) determined that the Arrangement is in the best interests of the Company.

(iii)	As of the date hereof, the Board, after consultation with its legal advisors and financial advisors and after receiving the unanimous recommendation of the Special Committee, unanimously (i) determined that the terms and conditions of the Arrangement are fair and reasonable from a financial point of view to Shareholders, (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, (iii) determined that the Arrangement is in the best interests of the Company and (iv) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(d)	No Conflict; Required Filings and Consent. Except as set forth on Section 3.1(d) of the Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, contravene, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of the Company or any of its Subsidiaries;

(B)	any Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(C)	any Law to which the Company or any of its Subsidiaries is subject or by which the Company or any of its Subsidiaries is bound, subject to receipt of the Key Regulatory Approvals, the Interim Order, the Final Order and the filings and approvals required by the applicable rules and policies of the TSX and the NYSE, and except as would not, individually or in the aggregate, have a Material Adverse Effect;

(ii)	give rise to any right of termination, allow any Person to exercise any rights, constitute a default under, or cause or give rise to, or permit the termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which the Company or any Subsidiary is entitled, under any Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or to which it or any of their respective properties or assets are bound, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

3.1- 3

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or approval to be obtained or notice to be given or other action by any Person under, any Material Contract or material Authorization, or result in the imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(iv)	Other than (i) the Interim Order; (ii) the Final Order; (iii) filings and approvals required by the applicable rules and policies of the TSX and the NYSE; and (iv) the Key Regulatory Approvals, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries for the consummation by the Company of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement; except as would not, individually or in the aggregate, prevent or materially delay the consummation of the Arrangement.

(e)	Subsidiaries.

(i)	Other than as disclosed in Section 3.1(e)(i) of the Disclosure Letter, none of the Material Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from any other Material Subsidiary.

(ii)	Other than as disclosed in Section 3.1(e)(ii) of the Disclosure Letter, the Company has no other Subsidiaries. The following information with respect to each Subsidiary is accurately set out, as at the date thereof, in Section 3.1(e)(ii) of the Disclosure Letter: (i) its name; (ii) the Company’s percentage equity ownership of it (directly or indirectly) and the percentage equity ownership of it by registered holders of capital stock or other equity interests if other than the Company; and (iii) its jurisdiction of incorporation, organization or formation.

(iii)	Other than as disclosed in Section 3.1(e)(iii) of the Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the issued and outstanding shares or other securities of each Material Subsidiary, free and clear of all Liens (other than Liens granted pursuant to, in connection with or with respect to the Credit Facility and/or the Loan Documents (as such term is defined in the Credit Facility), the Nomad Stream, the Triple Flag Stream (Agbaou), the Triple Flag Stream (Bonikro), and/or the WPMI Stream, and all of the issued and outstanding securities of the Material Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable. No securities of the Material Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of the Material Subsidiaries.

3.1- 4

(iv)	The Company does not own, beneficially or of record, any equity interest of any kind in any other Person.

(f)	Compliance with Laws. Other than as disclosed in Section 3.1(f) of the Disclosure Letter, the business and operations of the Company and its Subsidiaries have been since January 1, 2024 and are now being conducted in accordance with good mining industry practices and in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the business and operations of the Company and of any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any notice of any alleged violation of any such Laws.

(g)	Authorizations. Other than as disclosed in Section 3.1(g) of the Disclosure Letter, the Company and its Subsidiaries have obtained or otherwise possess or own, all material Authorizations necessary for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance with all applicable Laws. Such material Authorizations are in full force and effect in accordance with their terms. The Company and its Subsidiaries have been, and are currently, in compliance in all material respects with all such material Authorizations. There is no material action, investigation or proceeding pending or, to the knowledge of the Company threatened, to revoke, limit or modify any such material Authorizations. None of the Company nor any of its Subsidiaries nor any of their respective officers or directors, has received any notice, whether written or oral, of any material non-compliance or alleged non-compliance that has not been cured or any revocation or non-renewal or adverse amendments of any such material Authorizations, or of any intention of any Person to revoke or refuse to renew or to adversely amend any of such material Authorizations, and all material Authorizations of the Company and its Subsidiaries continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of the Company, no Person other than the Company or any of the Material Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of the Company or its Material Subsidiaries.

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(h)	Capitalization.

(i)	The authorized share capital of the Company consists of an unlimited number of Shares. As of the date of this Agreement there are: (A) 125,214,565 Shares issued and outstanding; (B) 2,354,498 Options providing for the issuance of up to 2,354,498 Shares upon exercise; and (C) 2,909,877 RSUs that will result in the issuance of up to 2,909,877 Shares upon vesting. In addition, as of the date of this Agreement, there are (A) 3,427,156 PSUs outstanding, to be cash settled upon vesting; (B) 178,003 DSUs outstanding, to be cash settled upon vesting; and (C) Convertible Debentures in the aggregate principal amount of US$107,279,000, that will result in the issuance of up to 6,176,685 Shares upon conversion pursuant to the Debenture Indenture, subject to adjustment pursuant to Section 2.4(l) of the Debenture Indenture. All outstanding Shares have been, and all the Shares issuable upon the exercise or vesting of rights under the Options, RSUs and Convertible Debentures, in accordance with their terms, have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable Shares and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except for the Options, RSUs and Convertible Debentures, and except as set out in Section 3.1(h)(i) of the Disclosure Letter, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of the Company or any of its Subsidiaries to issue or sell any shares in the capital of the Company or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of the Company or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of the Company or any of its Subsidiaries, and other than the Stock Option Plan, RSU Plan, PSU Plan and DSU Plan there are no equity or security based compensation arrangements maintained by the Company or any of its Subsidiaries.

(ii)	Section 3.1(h)(ii) of the Disclosure Letter sets forth as of the date hereof, all outstanding Options, RSUs, DSUs, PSUs and Convertible Debentures, and (as applicable) the number, exercise price, date of grant, expiration dates and vesting schedules and whether vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement;

(iii)	Except for the Options, RSUs, DSUs, PSUs and Convertible Debentures, and as otherwise set forth in the Disclosure Letter, there are no:

(A)	pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Shares or other securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding; or

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(B)	outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other securities of the Company or any shares of, or other equity interests in, any of its Subsidiaries (or securities convertible into or exchangeable for any such securities or equity interests), or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries.

(iv)	All outstanding securities of the Company have been issued in compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v)	There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness of the Company or its Subsidiaries or any other agreements, arrangements, instruments or commitments of the Company of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter except as required by Law.

(vi)	As at the date hereof, all dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(vii)	No securities of the Company are owned by any of its Subsidiaries.

(i)	Shareholder and Similar Agreements. Neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, proxy, voting, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital or other equity interests of the Company or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries or providing for registration rights with respect to the Company and any of its Subsidiaries, and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(j)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	The Company is a reporting issuer (or the equivalent) not in default under Canadian Securities Laws in each of the provinces and territories of Canada, and is in material compliance with all applicable Canadian Securities Laws therein. There is no Order delisting, suspending or cease trading any securities of the Company. The Shares are listed and posted for trading on the TSX and the NYSE, and the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE. The Company is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Canadian Securities Laws or U.S. Securities Laws.

(ii)	The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke the Company’s reporting issuer status or the registration of any class of securities of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or to the knowledge of the Company, is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

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(k)	U.S. Securities Law Matters.

(i)	The Company is a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act and required to file reports with the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(ii)	The Company is not required to be registered under the U.S. Investment Company Act.

(l)	Reports. Since January 1, 2024, the Company has in all material respects on a timely basis, filed or furnished, as applicable, the Public Documents that the Company is required to file under Canadian Securities Laws and under the U.S. Exchange Act. The Public Documents, at the time filed, (A) did not contain any misrepresentation, (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (C) complied in all material respects with the requirements of applicable Canadian Securities Laws and U.S. Securities Laws. Any amendments to the Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which, at the date hereof, remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

(m)	Financial Statements.

(i)	The Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of the Company (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, in each case, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and a new accounting standard becomes effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and the financial performance (including results of operations, retained earnings and changes in financial position) of the Company and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby. Since January 1, 2025, there have been no changes in accounting methods, policies or practices of the Company or its Subsidiaries.

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(ii)	The financial books, records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, and (B) accurately and fairly reflect the basis for the Company’s financial statements in all material respects.

(iii)	The management of the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iv)	The Company maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only with authorizations of management and directors of the Company and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company(x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company and its Subsidiaries.

(v)	None of the Company or any of its Subsidiaries nor any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board.

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(vi)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries which are not reflected in the Financial Statements.

(n)	Title.

(i)	The Company and its Subsidiaries have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, occupancy rights, water rights, surface rights, permits or licenses from landowners or authorities held or otherwise permitting the use of land by the Company or its Subsidiaries necessary to permit the operation of the Company’s business as presently owned and conducted in all material respects (collectively, “Real Property Interests”).

(ii)	Section 3.1(n)(ii) of the Disclosure Letter sets forth a complete and accurate list of all mineral concessions, claims, leases, licenses, tenements, permits, access rights, surface rights, mineral rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on their properties (collectively, the “Mineral Rights”) held by the Company and its Subsidiaries.

(iii)	The Company and its Subsidiaries have good, valid and marketable title to all the Real Property Interests and Mineral Rights free and clear of any Liens (other than Permitted Liens).

(iv)	Other than the Credit Facility, the Nomad Stream, the Triple Flag Stream (Agbaou), the Triple Flag Stream (Bonikro), and the WPMI Stream, as granted under the Material Contracts disclosed in Section 3.1(hh) of the Disclosure Letter and the existing royalties disclosed under Section 3.1(n)(iv) of the Disclosure Letter, the Company and its Subsidiaries have the exclusive right to deal with the Real Property Interests and Mineral Rights, and no Person other than the Company and its Subsidiaries has any Liens (other than Permitted Liens) imposed over or any interest in the Real Property Interests or Mineral Rights nor any right to acquire any such interest, and no Person has any options, back-in rights, earn-in rights, rights of first refusal, pre-emptive rights, promises, royalties or other payment in the nature of rent or royalty on any mineral products removed from the properties comprising the Real Property Interests or the Mineral Rights or similar provisions or rights which would materially affect the Company’s or a Subsidiary’s interests in any of the Real Property Interests or the Mineral Rights. Neither the Company nor any Subsidiary has knowledge of or has received any notice of any condemnation or eminent domain proceedings, or litigation that would impact the continued use of the Real Property Interests or the Mineral Rights.

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(v)	There has been no act or omission by the Company or any of its Subsidiaries, which could by notice, or lapse of time, or both, result in a breach, cancellation, termination, abandonment, non-renewal, forfeiture, relinquishment or other premature termination of the Company’s or any of its Subsidiaries’ rights or title to the Real Property Interests or the Mineral Rights.

(vi)	Except as set out in Section 3.1(n)(vi) of the Disclosure Letter, the Mineral Rights are in good standing, all material expenditure obligations, fees, rent, rates and other similar charges in respect thereof that are due and owing have been paid in full on a timely basis. The Company and its Subsidiaries have materially complied with and are in material compliance with all requirements relating to the holding of the Mineral Rights under applicable Laws. Neither the Company nor its Subsidiaries has received any notice from any Governmental Entity of any revocation, cancellation, termination, suspension, material limitation, expropriation or similar action, or any intention to revoke, cancel, terminate, suspend, materially limit, expropriate or similar action, any Mineral Rights.

(vii)	The Real Property Interests include all of the real property and related real property rights necessary and sufficient for the use and operation of the business in the same manner as operated as of the date of this Agreement. There are no material restrictions imposed by any Company Lease (as hereafter defined) or other Contract or by applicable Law which precludes or restricts the ability of the Company or any of its Subsidiaries to use any of the Real Property Interests for the purposes for which they are currently being used.

(viii)	None of the Company or the Subsidiaries has commenced or is party to a Proceeding whose determination may result in a modification, change or affect in any way the perimeter, surface or any other right comprising the Real Property Interests or the Mineral Rights. Neither the Company nor any of its Subsidiaries has requested the reduction, division, unification or modification of any Mineral Rights, including, but not limited to, the location of any Mineral Rights.

(ix)	There are no material adverse claims against or challenge to the title to or ownership of any the Real Property Interests or the Mining Rights and none of the Company and its Subsidiaries have received any notice of default of and no disputes currently exist with respect to any of the terms and provisions of any agreement pursuant to which the Mining Rights have been granted.

(o)	Real Property.

(i)	Section 3.1(o) of the Disclosure Letter sets forth a complete and accurate list of (A) the deeds and the legal description of each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and (B) the leases, subleases, or other agreements pursuant to which the Company or any of its Subsidiaries is a party as lessor, lessee, sublessor, sublessee, tenant, subtenant or in any similar capacity (each, a “Company Lease”), and the Company has made available in the Data Room true, correct and complete copies of all Company Leases (including all modifications, amendments and supplements thereto).

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(ii)	The Company or its Subsidiaries has good and marketable fee simple title to all Owned Real Property and a valid leasehold interest or license in any real property related to a Company Lease, in each case, free and clear of all Liens, except for Permitted Liens. Except for the Owned Real Property, neither the Company nor its Subsidiaries owns or has ever owned any real property, and the Company (and no other Person) occupies all the Owned Real Property and the Company, and its Subsidiaries enjoy peaceful and undisturbed possession thereof.

(p)	No Defaults under Company Leases and Agreements.

(i)	None of the Company nor any of its Subsidiaries has received notice of any material default under any of the Company Leases or other title or operating documents or any other agreement or instrument pertaining to the Real Property Interests or the Mineral Rights to which the Company or any of its Subsidiaries is a party or by or to which the Company or any such assets are bound or subject.

(ii)	(A) the Company and its Subsidiaries are in good standing under all, and are not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a material default under any, Company Leases or other title or operating documents or any other agreements and instruments pertaining to the Real Property Interests or the Mineral Rights to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of the Company, all such Company Leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such Company Leases, title or operating documents or other agreements and instruments is in material default thereunder.

(q)	Personal Property. To the knowledge of the Company, the Company or its Subsidiaries have good title to all material personal property of any kind or nature which the Company or any of its Subsidiaries’ purport to own, free and clear of all Liens which would materially impact the use or value of such material personal property. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable.

(r)	No Expropriation. None of the Real Property Interests or Mineral Rights have been taken or expropriated by any Governmental Entity since September 7, 2023 nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

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(s)	Mineral Reserves and Resources.

(i)	The Material Properties are the only material properties of the Company for the purposes of NI 43-101.

(ii)	The Technical Reports relating to the Material Properties, as applicable, filed pursuant to NI 43-101 complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof.

(iii)	The estimates of mineral reserves and mineral resources for the mineral properties of the Company and its Subsidiaries (including the Material Properties) were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and, to the Company’s knowledge, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of the Company from the amounts set forth in the Public Documents, other than as a result of production activities in the ordinary course. All information regarding the mineral properties of the Company and its Subsidiaries (including the Material Properties), including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Public Documents.

(t)	Environmental Matters.

(i)	The Company and its Subsidiaries have been and are in material compliance with all Environmental Laws.

(ii)	There have been no Releases in violation of Environmental Laws within the current or prior ownership, possession or control of either of the Company, or its Subsidiaries that would reasonably be expected to result in a material liability, including pursuant to a claim, notice, complaint, penalty, prosecution or any other judicial or administrative proceeding arising out of any Environmental Laws against the Company or any of its Subsidiaries.

(iii)	Except as disclosed in Section 3.1(t)(iii) of the Disclosure Letter, there are no material pending or, to the knowledge of the Company, threatened claims, notices, complaints, penalties, prosecutions or any other judicial or administrative proceedings issued against the Company or any of its Subsidiaries arising out of any Environmental Laws.

(iv)	There has not been: (A) any written Order or any indemnity obligation or other agreement with any third party relating to any material liability or obligations that remains outstanding which relates to Environmental Laws or other environmental matters; (B) any written demand or notice that remains outstanding with respect to a material breach of any Environmental Law in each case applicable to the Company or any of its Subsidiaries, or (C) any letter, demand or notice received by the Company or any of its Subsidiaries that alleges that the Company or any Subsidiary may be in material breach of or have material liability under any Environmental Law.

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(v)	To the knowledge of the Company, there is no significant contamination, Hazardous Substance or environmental damage present at, on, around or under any land or water that (A) is subject to any Real Property Interests or Mineral Rights, or (B) has been used by the Company or its Subsidiaries, which in each case is currently or could be the subject of a remediation, reclamation or other management requirement imposed under any Environmental Laws or Authorizations.

(vi)	The Company has made available in the Data Room all material environmental reports with respect to the Material Properties or any Owned Real Property.

(u)	Employment Matters.

(i)	The Company has provided true, correct and complete copies of each employment agreement for a Senior Executive in the Data Room.

(ii)	Except as set forth in Section 3.1(u)(ii) of the Disclosure Letter or as contemplated by this Agreement or the Plan of Arrangement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (whether separately or together with any other action) (A) result in any payment (including bonus, golden parachute, change of control, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any Employee, director or officer or result in any Employee, director or officer having an entitlement to such payments upon termination or resignation, (B) increase the compensation or benefits otherwise payable to any Employee or director or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any Benefit Plan.

(iii)	Except as set forth in Section 3.1(u)(iii) of the Disclosure Letter, none of the Company or any of its Subsidiaries (A) is a party to any Collective Agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for Employees and no Union holds bargaining rights with respect to any Employees by way of certification, interim certification, voluntary recognition or succession rights. Except as disclosed in the Public Documents, there is no labour strike, dispute, work slowdown or stoppage current or pending, involving, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries and no such event has occurred since September 7, 2023. Current and complete copies of all collective agreements, including all written letters of understanding, intent or side agreements, or, where past practice, oral, or unwritten agreement exist, written summaries of the terms thereof, have been included in Section 3.1(u)(ii) of the Disclosure Letter or have otherwise been provided to Purchaser.

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(iv)	None of the Company or any of its Subsidiaries are, or have been, engaged in any material unfair labour practice and no material unfair labour practice complaint, grievance or arbitration proceeding is current, pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(v)	The Company and its Subsidiaries are each properly registered with the applicable workplace safety and insurance board or workers’ compensation board, as applicable. To the knowledge of the Company, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation or plan.

(vi)	No Union has applied to have the Company or any of its Subsidiaries declared a common or related employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

(vii)	None of the Company or any of its Subsidiaries is subject to any current, pending or, to the knowledge of the Company, threatened material claim, complaint or Proceeding for discrimination, reprisal or retaliation, wrongful dismissal, constructive dismissal or any other material claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment or labour, except for routine claims for benefits.

(viii)	The Company and its Subsidiaries have been since January 1, 2024 and are in material compliance with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, harassment, discrimination, hostile work environment, retaliation, labour relations and privacy and there are no current, pending, or, to the knowledge of the Company, threatened, Proceedings before any court, board or tribunal with respect to any of the areas listed herein, and, to the knowledge of the Company, there is no basis for any such Proceedings.

(ix)	There are no material outstanding and unresolved, or to the knowledge of the Company pending, inspection reports, Orders, Proceedings or charges under any occupational health and safety Law against the Company or any of its Subsidiaries. The Company and its Subsidiaries have each complied in all material respects with any Orders issued under any occupational health and safety Law and there are no appeals of any Orders under any occupational health and safety Law currently outstanding. There has been no material, fatal or critical accidents involving any Employees where the Company or any of its Subsidiaries is in violation of any occupational health and safety Law in any respect and there has been no such accident since January 1, 2024.

(x)	There are no outstanding material assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation or workers’ compensation legislation and none of the Company or any of its Subsidiaries have been assessed or reassessed in any material respect under such legislation during the past four years and, to the knowledge of the Company, no audit of the Company or any of its Subsidiaries is currently being performed by any applicable Governmental Entity pursuant to any applicable workplace safety and insurance legislation or any applicable workers’ compensation legislation. There are no claims or, to the knowledge of the Company, potential claims which may materially adversely affect the accident cost experience in respect of the business of the Company or any of its Subsidiaries.

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(xi)	All amounts due or accrued for all salary, wages, fees, incentive compensation (including bonuses and commissions), vacation with pay, sick days, benefits and other direct compensation for services in respect of each Employee have either been paid or are accurately reflected in the books and records of the Company and its Subsidiaries.

(v)	Absence of Certain Changes or Events. Since January 1, 2024, other than as disclosed in the Public Documents: (i) the Company and its Subsidiaries have operated their respective businesses only in the ordinary course of business consistent with past practice, (ii) there has not been any Material Adverse Effect, (iii) the Company and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.1.

(w)	Litigation. Other than as disclosed in Section 3.1(w) of the Disclosure letter, there is no Proceeding against or involving the Company or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no event has occurred which would reasonably be expected to give rise to any material Proceeding, in each case which, if adversely determined, would reasonably be expected to: (i) result in any liabilities or losses that are material to the Company and its Subsidiaries, material injunctive relief ordered against the Company or any of its Subsidiaries, or any criminal or regulatory sanction or fine by any Governmental Entity, or (ii) prevent or materially delay or significantly impede the ability of the Company to consummate the Arrangement or (iii) have a Material Adverse Effect.

(x)	Taxes. Except as disclosed in Section 3.1(x) of the Disclosure Letter:

(i)	each of the Company and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were true, complete and correct in all material respects;

(ii)	each of the Company and its Subsidiaries has paid all Taxes, including instalments on account of Taxes as required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and the Company has provided adequate accruals in accordance with IFRS in the most recently published financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns;

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(iii)	each of the Company and its Subsidiaries has, in all material respects, withheld from any amount paid or credited to any Person, including its officers and directors and any non-resident of Canada, the amount of all Taxes required by applicable Laws to be withheld from any amount and duly and in a timely manner remitted the same to the appropriate Governmental Entity;

(iv)	all material deficiencies for Taxes asserted or assessed against any of the Company or its Subsidiaries have been paid in full, accrued on the books of the Company or finally settled;

(v)	each of the Company and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

(vi)	there are no material proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of the Company, in progress or threatened against the Company or any of its Subsidiaries in respect of any Taxes with any Governmental Entity;

(vii)	none of the Company or its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(viii)	there are no Liens for Taxes upon any properties or assets of the Company or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Annual Financial Statements; or (B) which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect);

(ix)	records or documents that meet the requirements of the transfer pricing provisions of each applicable Law including paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by the Company and its Subsidiaries with respect to all material transactions between the Company and its Subsidiaries and any Person;

(x)	the Company and its Subsidiaries are not liable for the Taxes of any other Person, including for greater certainty, under sections 159 and 160 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law;

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(xi)	no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any debt forgiveness, cancellation of debt or seizure or surrender of property provisions of any Law in respect of Taxes to the Company or any of its Subsidiaries, including, for greater certainty, under sections 79, 79.1, 80 and 80.01 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law;

(xii)	there are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Company or to its Subsidiaries;

(xiii)	for the purposes of the Tax Act and any other relevant Tax purposes: (A) the Company has at all times during its existence been resident in Canada and has never been resident in any other country; (B) since September 7, 2023, each of the Company’s Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and at all times its central management and control has been exercised in that jurisdiction and has never been resident in any other country; and (C) since September 7, 2023, neither the Company nor any of its Subsidiaries has, or had, a permanent establishment in a country other than its country of residence; and

(xiv)	neither the Company nor any of its Subsidiaries has undertaken, participated in or been contractually obligated to participate in any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act (or any provincial or foreign equivalent) or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act (or any provincial or foreign equivalent).

(y)	Books and Records. Since September 7, 2023, the corporate records and minute books of the Company and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects. True, complete and accurate copies of the corporate records and minute books of the Company and each of its Subsidiaries has been made available in the Data Room and there have been no other meetings of the Board or any committees of the Board or resolutions or proceedings of the Company or any of its Subsidiaries not reflected therein.

(z)	Registrar and Transfer Agent. Computershare Investor Services Inc., at its principal office in Toronto, Ontario, has been duly appointed as registrar and transfer agent for the Shares.

(aa)	Auditors. The auditors of the Company are independent public accountants as required pursuant to Law and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(bb)	Hedging and Derivative Transactions. Except as disclosed in Section 3.1(bb) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

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(cc)	Guarantees. Except as disclosed in Section 3.1(cc) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, security interest, indemnification (other than an indemnification of directors and officers in accordance with its by-laws and indemnity agreements entered into among the Company and its directors and officers or standard indemnification provisions in commercial agreements entered into in ordinary course) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

(dd)	Insurance. Policies of insurance are in force, naming the Company or a Subsidiary as an insured that adequately cover all risks as are customarily covered by businesses in the industry in which the Company and its Subsidiaries operate, and the Company and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. None of the Company or its Subsidiaries has failed to promptly give any notice or present any material claim under such policies. The Company has disclosed in the Data Room all such policies that are material to the Company. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ee)	Non-Arm’s Length Transactions. Other than employment or compensation agreements entered into in the ordinary course of business, no director, Employee or agent of, the Company, any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the Shares, or associate or affiliate of any such officer, director, Employee or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries.

(ff)	Benefit Plans.

(i)	Each Benefit Plan has been established, registered, maintained, sponsored, amended, funded, administered and invested, in all material respects, in accordance with (A) its terms and applicable Laws, (B) the terms of the material documents supporting such Benefit Plan, and (C) the terms of the agreements between the Company and its Subsidiaries and the Employees (present and former) who are members of, or beneficiaries under, such Benefit Plan. All contributions required to be made under each Benefit Plan have been timely made, in all material respects, in accordance with the terms of such Benefit Plan and applicable Laws. All employer and employee payments, contributions, premiums and other amounts required to be remitted, paid or contributed to or in respect of each Benefit Plan have been remitted or paid in a timely fashion, in all material respects, in accordance with its terms and applicable Laws. All obligations in respect of each Benefit Plan have been properly accrued and reflected in the Annual Financial Statements. To the knowledge of the Company, there are no investigations by a Governmental Entity or claims (other than routine claims for payment of benefits) current, pending or threatened involving any Benefit Plan or its assets, and no facts exist which would reasonably be expected to give rise to any such investigation, order or claim (other than routine claims for payment of benefits).

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(ii)	There are no material outstanding violations or defaults thereunder nor any Proceeding current or pending or, to the knowledge of the Company, threatened with respect to any Benefit Plan (other than routine claims for payment of benefits), nor have there been any since September 7, 2023. To the knowledge of the Company, there exists no state of facts which could reasonably be expected to give rise to any such Proceeding in respect of any Benefit Plan.

(iii)	(A) all current obligations of the Company and its Subsidiaries regarding the Benefit Plans have been satisfied in all material respects and (B) all contributions, premiums or Taxes required to be made or paid by the Company or its Subsidiaries by applicable Laws or under the terms of each Benefit Plan have been made in all material respects in a timely fashion in accordance with applicable Laws and the terms of such Benefit Plan.

(iv)	Other than as disclosed in Section 3.1(ff)(iv) of the Disclosure Letter, there are no pension or retirement income plans of the Company or any of its Subsidiaries.

(v)	The costs of funding the Benefit Plans are, in all material respects, reflected in the Annual Financial Statements.

(vi)	None of the Benefit Plans is, and neither the Company nor any of its Subsidiaries maintains, sponsors or contributes to, or is required to contribute to, (A) a “registered pension plan”, (B) a “registered retirement savings plan” (including any group registered retirement savings plan), (C) a “retirement compensation arrangement”, or (D) a “deferred profit sharing plan”, in each case as defined in the Tax Act. None of the Benefit Plans is a “pension plan” that is registered or required to be registered under any federal or provincial pension benefits standards legislation in Canada (including the Pension Benefits Standards Act, 1985 (Canada) and the pension benefits standards or pension benefits legislation of any province or territory of Canada).

(vii)	None of the Benefit Plans is self-funded, self-insured or otherwise maintained on an uninsured or administrative-services-only basis, whether in whole or in part, including any Benefit Plan that is supported by, or maintained in conjunction with, a stop-loss insurance policy or arrangement.

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(viii)	No event has occurred respecting any Benefit Plan which would entitle a Person (without the consent of the Company) to wind-up or terminate any Benefit Plan in whole or in part or have its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any material taxes, penalties, payments or levies under applicable Laws.

(ix)	There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to or change in Employee participation, coverage, or benefits provided under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(x)	Subject to the requirements of applicable Laws, no provision of any Benefit Plan or of any agreement, and no act or omission of the Company or any of its Subsidiaries, in any way limits, impairs, modifies or otherwise affects the right of the Company or any of its Subsidiaries to unilaterally amend or terminate any Benefit Plan and no promise or commitment to increase benefits under any Benefit Plan or to adopt any additional Benefit Plan has been made.

(xi)	No liabilities or obligations under any of the Benefit Plans in respect of any employees on disability would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(xii)	All material data necessary to administer each material Benefit Plan is in the possession or control of the Company or its agents.

(xiii)	Neither the Company or any of its Subsidiaries provide post-employment or post-retirement benefits for any current or former Employees, officers or directors, or any dependent, survivor, beneficiary or estate thereof, except for benefits required to be provided after termination of employment without cause pursuant to applicable Laws relating to employment standards or existing employment agreements disclosed hereunder.

(xiv)	Only Employees, directors, former employees and former directors, in each case, of the Company or any of its Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such Persons) participate in the Benefit Plans and no entity other than the Company or any of its Subsidiaries are a participating employer under any Benefit Plan, and all Benefit Plans are sponsored solely by the Company or its Subsidiaries.

(gg)	Restrictions on Business Activities. Except as set out in Section 3.1(gg) of the Disclosure Letter, there is no Material Contract or Order binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, in each case in any material respect.

(hh)	Material Contracts. Section 3.1(hh) of the Disclosure Letter sets forth a true and complete list of all Material Contracts that are currently in force. Complete and correct copies of each Material Contract (and any amendments thereto) have been disclosed in the Data Room. The Company and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the Material Contracts and none of the Company or any of its Subsidiaries is in material breach or default under any Material Contract to which it is a party or bound. To the knowledge of the Company, there is no material breach or default under any such Material Contract by any other party thereto. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). The Company has not received any notice (written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

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(ii)	Anti-Corruption.

(i)	None of the Company or its Subsidiaries nor any of their directors, nor to the knowledge of the Company, Employees, agents or representatives has taken any action that is prohibited by or would cause the Company or any of its Subsidiaries to be in violation of the prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the Criminal Code (Canada), or any similar Laws prohibiting corruption, bribery and money laundering in any jurisdiction in which the Company conducts business and to which it is subject (collectively “Anti-Corruption Laws”). All Contracts between the Company or one of its Subsidiaries and any other Person are, to the knowledge of the Company, in compliance with applicable Anti-Corruption Laws. Since September 7, 2023, the Company and its Subsidiaries have maintained reasonably designed policies and procedures to detect or minimize the risk of violations of Anti-Corruption Laws by the Company, its Subsidiaries and any of their respective directors, officers, Employees, agents or representatives.

(ii)	Neither the Company, its Subsidiaries nor to the knowledge of the Company any directors, officers, Employees, agents or representatives, has directly or indirectly engaged in conduct in violation of Anti-Corruption Laws including, without limiting the generality of the foregoing, (i) given or agreed to give any illegal gift, contribution, payment or similar benefit or anything else of value to any Governmental Entity or governmental, administrative or regulatory official or employee for the purpose of influencing any action or decision of such Person in such Person’s official capacity, in order to obtain or retain an advantage in the course of business, (ii) promised, made or agreed to make any illegal gift, contribution, entertainment or other expense or other payment, or reimbursed any illegal gift, contribution, entertainment or other expense or other payment made by any other Person, to any charity, political party, campaign or candidate for federal, state, local or foreign public office or any Governmental Entity or governmental, administrative or regulatory official or employee, or (iii) made or agreed to make any bribe, unrecorded rebate, influence payment, payoff, kickback or other similar unlawful payment. There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries or off book accounts or transactions conducted in violation of Anti-Corruption Laws including in relation to any prohibited payment and all books and records are kept in accordance with applicable accounting and auditing standards.

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(iii)	Neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Anti-Corruption Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

(jj)	Anti-Money Laundering. The operations of the Company and each of its Subsidiaries have been, since September 7, 2023, conducted in compliance in all material respects with all applicable money laundering and proceeds of crime or financial record-keeping and reporting requirements under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the Currency and Foreign Transactions Reporting Act of 1970 (United States) (otherwise known as the Bank Secrecy Act) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2011 (United States)) or any other Laws of similar effect, or any regulations, policies, notices, orders and guidelines issued, made, administered or enforced thereunder, and any other applicable anti-money laundering, and “know your client” Laws of Canada, the United States or in any other jurisdiction in which the Company operates and to which it is subject (“Anti-Money Laundering Laws”). Neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated applicable Anti-Money Laundering Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

(kk)	NGOs and Community Groups. To the knowledge of the Company:

(i)	No authorized legal representative of any community in the vicinity of any of the Material Properties has communicated in writing to the Company or any of its Subsidiaries a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such Material Properties or (ii) a material increase in the compensation payments payable by the Company or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of the Material Properties.

(ii)	No dispute exists or is threatened in writing or orally by any community groups with respect to the businesses, assets and operations of the Company or any of its Subsidiaries, which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Material Properties in any material respect.

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(ll)	Modern Slavery.

(i)	The Company and its Subsidiaries have conducted their operations in accordance with the UN Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, the fundamental principles of the Universal Declaration of Human Rights, the core labour standards of the International Labor Organization and applicable rules relating to the prohibition of forced labour, child labour and human trafficking in their operations and supply chains.

(ii)	The Company and its Subsidiaries and to the knowledge of the Company, any Representatives, agents or Persons acting on any of their behalf, are in compliance with applicable Modern Slavery Laws.

(iii)	Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any Representatives, agents or Persons acting on any of their behalf has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it by any Governmental Entity with respect to applicable Modern Slavery Laws.

(iv)	The Company and its Subsidiaries have policies and procedures in place reasonably designed to ensure compliance with applicable Modern Slavery Laws, and is in compliance with such policies.

(mm)	Brokers; Expenses. Except as disclosed in Section 3.1(mm) of the Disclosure Letter, none of the Company, any of its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(nn)	Intellectual Property. The Company and its Subsidiaries own all right, title and interest in and to, or have validly licensed, all intellectual property that is material to the business, as presently conducted, of the Company and its Subsidiaries and all rights of the Company and its Subsidiaries in and to such intellectual property are unexpired and have, to the knowledge of the Company, sufficient rights to use the Intellectual Property necessary for their business as currently conducted. To the knowledge of the Company, there are no pending or threatened material proceedings challenging such rights, and the conduct of the business and operations of the Company and the Subsidiaries (including pursuant to the transactions contemplated by this Agreement) does not breach, violate, infringe or interfere with infringe the Intellectual Property rights of any other Person.

(oo)	No “Collateral Benefit”. Except as disclosed in Section 3.1(oo) of the Disclosure Letter, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

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(pp)	Credit Facility.

(i)	As of the date hereof, no amounts have been drawn under the Credit Facility and the entire committed amount under the Credit Facility remains available for borrowing.

(ii)	The Company is in compliance with all covenants, conditions, and obligations under the Credit Facility.

(iii)	No event of default or event that, with notice or lapse of time or both, would constitute an event of default has occurred and is continuing under the Credit Facility.

(qq)	Sanctions.

(i)	Neither the Company, nor any of its subsidiaries, directors, officers or employees, is a Sanctioned Person.

(ii)	The Company, and each of its Subsidiaries and, to the knowledge of the Company, each director, officer, employee, or any agent or representative of the Company is, and at all times since September 7, 2023, in compliance with applicable Sanctions.

(iii)	None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, Employee, or any agent or representative of the Company has directly or indirectly engaged (i) in any business or transaction including the provision or receipt of funds, goods, technology, or services with, to or for the benefit of any Sanctioned Person in violation of applicable Sanctions, (ii) in any business or transaction relating to any property or interests in any property, prohibited, blocked or otherwise restricted pursuant to applicable Sanctions in violation of applicable Sanctions, or (iii) in any business or transaction that evades or has the purpose of evading any of the prohibitions under applicable Sanctions.

(iv)	None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, or any agent or representative of the Company is or has engaged directly or indirectly in any business, dealings or transactions with, or with any person, in a Sanctioned Territory or otherwise has caused, facilitated, or assisted any person to engage in any business, dealings or transactions with, or with any person in, a Sanctioned Territory.

(v)	Neither the Company, nor any of its Subsidiaries, directors, officers or employees, is, or has been since September 7, 2023, engaged in or subject to any actual, pending or threatened Proceeding, inquiry or investigation, in each case concerning or relating to any actual or alleged breach of applicable Sanctions.

(vi)	The Company is subject to policies and procedures reasonably designed to promote compliance by the Company, its Subsidiaries and their respective directors, officers and employees with Sanctions.

Schedule 4.1
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

(a)	Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under all applicable Laws of its jurisdiction of incorporation or continuance and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. The Purchaser is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(b)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by the Purchaser hereunder and the consummation by the Purchaser of the transactions contemplated hereunder and thereunder have been duly authorized by the board of directors of the Purchaser, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable by the Company against the Purchaser in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict. Subject to obtaining the Key Regulatory Approvals, the execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of their respective obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition) violate, conflict with or result in any violation, breach or default of:

(i)	any provision of the articles, by-laws or other constating documents of the Purchaser;

(ii)	any Contracts of the Purchaser or any of their subsidiaries that would impact the ability of the Purchaser to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement; or

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(iii)	any Law to which the Purchaser is subject or by which the Purchaser is bound.

(d)	Governmental Authorization. The execution, delivery and performance by the Purchaser of their respective obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) the Key Regulatory Approvals, and (iv) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to be, individually or in the aggregate, material to the Purchaser.

(e)	Litigation. There is no Proceeding pending or, to the knowledge of the Purchaser, threatened against or involving the Purchaser and, to the knowledge of the Purchaser, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would prevent or materially delay the ability of the Purchaser to consummate the Arrangement. There is no Order outstanding against the Purchaser that would prevent or materially delay the ability of the Purchaser to consummate the Arrangement.

(f)	Security Ownership. Neither the Purchaser or any of its Affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Shares or any securities that are convertible into or exchangeable or exercisable for Shares.

(g)	Sufficient Funds. The Purchaser has, and will have at the Effective Time, sufficient funds available to satisfy the aggregate cash Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement, including with respect to the Convertible Debentures, and the Plan of Arrangement, and to satisfy all other obligations of the Purchaser pursuant to this Agreement and the Arrangement as at or prior to the Effective Time.

(h)	Sanctions.

(i)	The Purchaser is not a Sanctioned Person.

(ii)	The Purchaser is in compliance with applicable Sanctions.

(iii)	The obtaining of funds, property, or any financing in connection with the Arrangement and the transactions contemplated by this Agreement will be conducted in all respects in compliance with applicable Sanctions.